FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THIRD QUARTER ENDED DECEMBER 31, 2007

On February 4, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the third quarter ended December 31, 2007. Attached is a copy of financial information dated February 4, 2008 pertaining to the financial condition and results of operations of the registrant, as well as forecasts for the operations of the registrant for the remainder of the fiscal year ending March 31, 2008. The consolidated financial information of the registrant included was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation included were prepared on the basis of accounting principles generally accepted in Japan. The financial information for the third quarter ended December 31, 2007 in the attached is unaudited.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached financial information is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: February 4, 2008

Outline of Financial Results	February 4, 2008
For the Nine Months Ended December 31, 2007	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Representative: Satoshi Miura, President

Contact: Koji Ito, Head of IR, Finance and Accounting Department/ TEL(03)5205-5581

1. Consolidated Financial Results for the Nine Months Ended December 31, 2007 (April 1, 2007 – December 31, 2007)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations	(Millions of yen)

	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Nine months ended December 31, 2007	7,844,244	(1.1)%	874,378	(9.6)%	884,746	(8.7)%	320,861	(21.8)%
Nine months ended December 31, 2006	7,930,147	0.2%	966,738	(5.0)%	968,549	(14.1)%	410,138	(14.2)%
Year ended March 31, 2007	10,760,550	—	1,107,015	—	1,138,001	—	476,907	—

Note:	Percentages above represent changes from the corresponding previous period.

	Earnings (Loss) per Share		Diluted Earnings per Share
Nine months ended December 31, 2007	23,229.23	(yen)	—	(yen)
Nine months ended December 31, 2006	29,674.77	(yen)	—	(yen)
Year ended March 31, 2007	34,506.55	(yen)	—	(yen)

Note:	Weighted average number of shares outstanding (consolidated):

For the nine months ended December 31, 2007:	13,812,813 shares
For the nine months ended December 31, 2006:	13,821,102 shares
For the year ended March 31, 2007:	13,820,769 shares

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2007	18,029,059	7,295,320	40.5%	532,975.32	(yen)
December 31, 2006	18,272,445	7,085,504	38.8%	512,701.88	(yen)
March 31, 2007	18,365,775	7,172,610	39.1%	519,014.60	(yen)

Note:	Number of shares outstanding at end of period (consolidated):

December 31, 2007:	13,687,913 shares
December 31, 2006:	13,819,930 shares
March 31, 2007:	13,819,669 shares

(3) Consolidated Cash Flows	(Millions of yen)

	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2007	1,968,309	(1,471,849)	(564,574)	727,690
Nine months ended December 31, 2006	1,385,872	(1,572,188)	(606,022)	619,572
Year ended March 31, 2007	2,361,289	(2,150,990)	(831,830)	796,255

2. Dividends

	Dividends per Share
	Interim Dividends per Share		Year-end Dividends per Share		Total Dividends per Share
Year ended March 31, 2007	4,000.00	(yen)	4,000.00	(yen)	8,000.00	(yen)
Year ending March 31, 2008	4,500.00	(yen)	—		9,000.00	(yen)
Year ending March 31, 2008 (Forecasts)	—		4,500.00	(yen)

3. Consolidated Financial Results Forecasts for the Year Ending March 31, 2008 (April 1, 2007 – March 31, 2008)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes		Net Income		Earnings per Share
Year ending March 31, 2008	10,600,000	(1.5)%	1,320,000	19.2%	1,320,000	16.0%	530,000	11.1%	38,720.29	(yen)

Notes:	1. Percentages above represent changes from the previous year.

2. Except for Earnings per Share, forecasts for the year ending March 31, 2008 have not been changed from those announced on November 9, 2007.

*	Consolidated financial statements are unaudited.

4. Other

(1)	Change in reporting entities (change in significant consolidated subsidiaries): No
(2)	Adoption of simplified accounting method: Yes

Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.

(3)	Change in accounting method from the most recent year: No

(Reference) Non-Consolidated Financial Results

For the Nine Months Ended December 31, 2007

[Japanese GAAP]

1. Non-consolidated Financial Results for the Nine Months Ended December 31, 2007 (April 1, 2007 – December 31, 2007)

Amounts are rounded off per 1 million yen.

(1) Non-consolidated Results of Operations	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Recurring Profit		Net Income
Nine months ended December 31, 2007	333,002	4.6%	219,555	4.4%	225,045	4.5%	220,061	5.6%
Nine months ended December 31, 2006	318,436	9.1%	210,244	19.0%	215,353	18.2%	208,377	(48.2)%
Year ended March 31, 2007	359,982	—	197,873	—	206,226	—	189,399	—

Note:	Percentages above represent changes from the corresponding previous period.

	Earnings per Share
Nine months ended December 31, 2007	15,931.71	(yen)
Nine months ended December 31, 2006	15,076.75	(yen)
Year ended March 31, 2007	13,703.94	(yen)

(2) Non-consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
December 31, 2007	7,828,404	5,064,974	64.7%	370,032.65	(yen)
December 31, 2006	8,136,034	5,055,814	62.1%	365,835.03	(yen)
March 31, 2007	8,061,382	5,035,635	62.5%	364,381.77	(yen)

(Reference) Shareholder’s equity	December 31, 2007:	5,064,974 million yen
	December 31, 2006:	5,055,814 million yen

2. Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2008 (April 1, 2007 – March 31, 2008)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year ending March 31, 2008	381,000	5.8%	208,000	5.1%	213,000	3.3%	207,000	9.3%	15,122.83	(yen)

Notes:	1. Percentages above represent changes from the previous year.

2. Except for Earnings per Share, forecasts for the year ending March 31, 2008 have not been changed from those announced on November 9, 2007.

*	Non-consolidated financial statements are unaudited.

Note:	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 17.

1.	Analysis of Consolidated Business Results for the Nine Months Ended December 31, 2007

Operating revenues totaled ¥7,844.2 billion, a decline of ¥85.9 billion, or 1.1%, from the corresponding period in the previous year. While revenues attributable to System Integration, or IP and Packet transmission charge such as B FLET’S and third generation FOMA increased, revenues from voice related services decreased causing an overall decrease.

Operating expenses were ¥6,969.9 billion, an increase of ¥6.5 billion, or 0.1%, from the corresponding period in the previous year. While there was an increase resulting from a review conducted over depreciation this fiscal year, as expenses in cellular transmission segment were cut back, the size of the increase from the same period of the preceding year was much smaller when compared to the increase observed in NTT’s semi-annual financial results.

As a result, consolidated operating income totaled ¥874.4 billion down ¥92.4 billion, or 9.6%, from the corresponding period in the previous year and consolidated net income before income taxes totaled ¥884.7 billion down ¥83.8 billion, or 8.7%, from the corresponding period in the previous year.

2. Consolidated Balance Sheets

(Millions of yen)

	March 31, 2007	December 31, 2007	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	796,255	727,690	(68,565)
Short-term investments	111,901	40,588	(71,313)
Notes and accounts receivable, trade	2,102,435	1,970,533	(131,902)
Allowance for doubtful accounts	(31,297)	(32,649)	(1,352)
Inventories	309,097	416,937	107,840
Prepaid expenses and other current assets	341,243	429,097	87,854
Deferred income taxes	261,534	252,321	(9,213)
Total current assets	3,891,168	3,804,517	(86,651)
Property, plant and equipment:
Telecommunications equipment	14,639,792	14,728,866	89,074
Telecommunications service lines	13,442,566	13,621,404	178,838
Buildings and structures	5,730,034	5,747,812	17,778
Machinery, vessels and tools	1,864,159	1,803,909	(60,250)
Land	877,009	928,808	51,799
Construction in progress	289,447	291,679	2,232
Accumulated depreciation	(26,419,195)	(26,941,110)	(521,915)
Net property, plant and equipment	10,423,812	10,181,368	(242,444)
Investments and other assets:
Investments in affiliated companies	273,951	260,421	(13,530)
Marketable securities and other investments	509,798	623,456	113,658
Goodwill	387,066	423,949	36,883
Other intangibles	1,329,714	1,310,593	(19,121)
Other assets	776,270	768,855	(7,415)
Deferred income taxes	773,996	655,900	(118,096)
Total investments and other assets	4,050,795	4,043,174	(7,621)

TOTAL ASSETS	18,365,775	18,029,059	(336,716)

		(Millions of yen)
	March 31, 2007	December 31, 2007	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	414,290	466,808	52,518
Current portion of long-term debt	837,840	805,382	(32,458)
Accounts payable, trade	1,446,681	1,157,393	(289,288)
Accrued payroll	486,108	334,432	(151,676)
Accrued interest	14,602	16,991	2,389
Accrued taxes on income	108,556	141,582	33,026
Accrued consumption tax	45,808	53,527	7,719
Advances received	47,412	90,675	43,263
Other	329,516	378,366	48,850
Total current liabilities	3,730,813	3,445,156	(285,657)
Long-term liabilities:
Long-term debt	3,510,370	3,343,628	(166,742)
Obligations under capital leases	96,231	86,486	(9,745)
Liability for employees’ retirement benefits	1,534,993	1,546,991	11,998
Other	468,774	469,265	491
Total long-term liabilities	5,610,368	5,446,370	(163,998)

Minority interest in consolidated subsidiaries	1,851,984	1,842,213	(9,771)

Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,844,103	2,844,166	63
Retained earnings	4,127,421	4,330,814	203,393
Accumulated other comprehensive income (loss)	172,558	162,959	(9,599)
Treasury stock, at cost	(909, 422)	(980,569)	(71,147)
Total shareholders’ equity	7,172,610	7,295,320	122,710

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,365,775	18,029,059	(336,716)

3. Consolidated Statements of Income

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Year ended March 31, 2007
Operating revenues:
Fixed voice related services	2,350,107	2,158,034	(192,073)	3,113,549
Mobile voice related services	2,291,555	2,101,841	(189,714)	3,021,263
IP/packet communications services	1,653,922	1,896,090	242,168	2,247,948
Sales of telecommunications equipment	427,492	438,600	11,108	583,349
System integration	719,749	745,018	25,269	1,092,738
Other	487,322	504,661	17,339	701,703
Total operating revenues	7,930,147	7,844,244	(85,903)	10,760,550
Operating expenses:
Cost of services (exclusive of items shown separately below)	1,674,203	1,727,162	52,959	2,325,712
Cost of equipment sold (exclusive of items shown separately below)	973,437	950,781	(22,656)	1,333,237
Cost of system integration (exclusive of items shown separately below)	460,832	469,852	9,020	737,271
Depreciation and amortization	1,550,394	1,588,453	38,059	2,097,327
Impairment loss	1,271	1,356	85	3,620
Selling, general and administrative expenses	2,299,447	2,229,374	(70,073)	3,140,587
Write-down of goodwill and other intangible assets	3,825	2,888	(937)	15,781
Total operating expenses	6,963,409	6,969,866	6,457	9,653,535
Operating income	966,738	874,378	(92,360)	1,107,015
Other income (expenses):
Interest and amortization of bond discounts and issue costs	(53,975)	(49,342)	4,633	(69,533)
Interest income	18,914	17,792	(1,122)	27,088
Other, net	36,872	41,918	5,046	73,431
Total other income and expenses	1,811	10,368	8,557	30,986
Income (loss) before income taxes	968,549	884,746	(83,803)	1,138,001
Income tax expense (benefit)	395,460	413,533	18,073	468,269
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	573,089	471,213	(101,876)	669,732
Minority interest in consolidated subsidiaries	169,013	155,972	(13,041)	195,926
Equity in earnings (losses) of affiliated companies	6,062	5,620	(442)	3,101
Net income (loss)	410,138	320,861	(89,277)	476,907

4. Consolidated Statements of Shareholders’ Equity

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Year ended March 31, 2007
Common stock:
At beginning of period	937,950	937,950	—	937,950
At end of period	937,950	937,950	—	937,950
Additional paid-in capital:
At beginning of period	2,843,108	2,844,103	995	2,843,108
Other	952	63	(889)	995
At end of period	2,844,060	2,844,166	106	2,844,103
Retained earnings:
At beginning of period	3,747,265	4,127,421	380,156	3,747,265
Cash dividends	(96,751)	(117,468)	(20,717)	(96,751)
Net income (loss)	410,138	320,861	(89,277)	476,907
At end of period	4,060,652	4,330,814	270,162	4,127,421
Accumulated other comprehensive income (loss):
At beginning of period	158,291	172,558	14,267	158,291
Other comprehensive income (loss)	(6,233)	(9,599)	(3,366)	(6,113)
Adjustment to initially apply SFAS No.158	—	—	—	20,380
At end of period	152,058	162,959	10,901	172,558
Treasury stock, at cost:
At beginning of period	(907,088)	(909,422)	(2,334)	(907,088)
Net change in treasury stock	(2,128)	(71,147)	(69,019)	(2,334)
At end of period	(909,216)	(980,569)	(71,353)	(909,422)
Shareholders’ equity at end of period	7,085,504	7,295,320	209,816	7,172,610

Summary of total comprehensive income (loss):
Net income (loss)	410,138	320,861	(89,277)	476,907
Other comprehensive income (loss)	(6,233)	(9,599)	(3,366)	(6,113)
Comprehensive income (loss)	403,905	311,262	(92,643)	470,794

5. Consolidated Statements of Cash Flows

(Millions of yen)

		Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Year ended March 31, 2007
I	Cash flows from operating activities:
	Net income (loss)	410,138	320,861	(89,277)	476,907
	Adjustments to reconcile net income (loss) to net cash provided by operating activities-

	Depreciation and amortization	1,550,394	1,588,453	38,059	2,097,327
	Impairment loss	1,271	1,356	85	3,620
	Minority interest in consolidated subsidiaries	169,013	155,972	(13,041)	195,926
	Write-down of goodwill and other intangible assets	3,825	2,888	(937)	15,781
	Loss on disposal of property, plant and equipment	98,612	86,054	(12,558)	136,167
	Equity in (earnings) losses of affiliated companies	(6,062)	(5,620)	442	(3,101)
	(Increase) decrease in notes and accounts receivable, trade	(247,201)	190,961	438,162	(280,524)
	(Increase) decrease in inventories	(8,519)	(108,218)	(99,699)	83,975
	(Increase) decrease in other current assets	(96,717)	(83,878)	12,839	42,160
	Increase (decrease) in accounts payable, trade and accrued payroll	(329,730)	(321,579)	8,151	(76,918)
	Increase (decrease) in accrued consumption tax	19,399	7,821	(11,578)	18,689
	Increase (decrease) in accrued interest	(707)	2,179	2,886	(2,387)
	Increase (decrease) in advances received	(2,869)	43,285	46,154	(15,042)
	Increase (decrease) in accrued taxes on income	(160,822)	33,310	194,132	(107,406)
	Increase (decrease) in other current liabilities	(25,701)	67,039	92,740	(38,334)
	Increase (decrease) in liability for employees’ retirement benefits, net of deferred pension costs	37,052	(9,679)	(46,731)	(116,380)
	Increase (decrease) in other long-term liabilities	(16,144)	9,145	25,289	(63,181)
	Other	(9,360)	(12,041)	(2,681)	(5,990)

	Net cash provided by operating activities	1,385,872	1,968,309	582,437	2,361,289

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(1,276,805)	(1,035,387)	241,418	(1,608,505)
	Proceeds from sale of property, plant and equipment	23,510	31,494	7,984	82,035
	Payments for purchase of non-current investments	(38,716)	(110,880)	(72,164)	(72,146)
	Proceeds from sale and redemption of non-current investments	66,533	121,551	55,018	71,253
	Payments for purchase of short-term investments	(6,045)	(8,968)	(2,923)	(8,381)
	Proceeds from redemption of short-term investments	2,773	(3,329)	556	4,632
	Acquisition of intangibles and other assets	(343,438)	(472,988)	(129,550)	(619,878)

	Net cash used in investing activities	(1,572,188)	(1,471,849)	100,339	(2,150,990)

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	380,928	301,086	(79,842)	477,517
	Payments for settlement of long-term debt	(563,510)	(513,756)	49,754	(854,825)
	Dividends paid	(96,751)	(117,468)	(20,717)	(96,751)
	Proceeds from sale of (payments for acquisition of) treasury stock, net	(1,176)	(71,084)	(69,908)	(1,339)
	Acquisition of treasury stocks by subsidiary	(140,022)	(123,002)	17,020	(157,656)
	Net increase (decrease) in short-term borrowings and other	(185,491)	(40,350)	145,141	(198,776)

	Net cash provided by (used in) financing activities	(606,022)	(564,574)	41,448	(831,830)
IV	Effect of exchange rate changes on cash and cash equivalents	1,073	(451)	(1,524)	6,949

V	Net increase (decrease) in cash and cash equivalents	(791,265)	(68,565)	722,700	(614,582)
VI	Cash and cash equivalents at beginning of period	1,410,837	796,255	(614,582)	1,410,837
VII	Cash and cash equivalents at end of period	619,572	727,690	108,118	796,255

[Notes to Consolidated Financial Statements]

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc).

1. Application of New Accounting Standards

Accounting for Certain Hybrid Financial Instruments

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.” SFAS 155 permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract in accordance with SFAS No. 133, along with certain other clarifications and amendments to SFAS No. 133 and SFAS No. 140. The adoption of SFAS 155 did not have an impact on the results of operations or financial position of NTT Group.

Accounting for Servicing of Financial Assets

Effective April 1, 2007, NTT Group adopted Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets - amendment of FASB Statement No. 140.” SFAS 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. The adoption of SFAS 156 did not have an impact on the results of operations or financial position of NTT Group.

Accounting for Uncertainty in Income Taxes

Effective April 1, 2007, NTT Group adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, it also provides guidance on derecognition, classification of current or non-current, interest and penalties, disclosure and transition. The adoption of FIN 48 did not have a material impact on the results of operations or financial position of NTT Group.

2. The Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

On July 1, 2007, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) received permission to be relieved of the obligations related to past services to disburse the NTT Plan benefits covering the substitutional portion. As a result, the NTT Plan converted to NTT Kigyou-Nenkin-Kikin, a defined-benefit corporate pension fund. However, no accounting should occur until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the net effect of settlement on result of operations and financial position of NTT Group will be. If the payment of the amount equivalent to the pension assets to be transferred had been made on March 31, 2007, the estimated amount of such effect on result of operations of NTT Group would have been approximately ¥340 billion.

3. Subsequent event

Additional acquisition of shares in Philippine Long Distance Telephone Company

NTT DoCoMo acquired approximately 7% of outstanding common stock of Philippine Long Distance Telephone Company (“PLDT”), a telecommunication operator in the Philippines, for approximately ¥86.7 billion since March 2007, which resulted in a total of approximately 20% equity held by NTT Group as of January 22, 2008. NTT will account for the investment by retroactively applying the equity method and reclassify PLDT as an affiliate.

Issue of bonds

On December 14, 2007, the board of directors resolved that NTT may raise up to ¥220 billion by issuing bonds or incurring long-term borrowings during the period from January 1 to March 31, 2008. Based on this resolution, NTT issued bonds as follows:

Series 53 Nippon Telegraph and Telephone straight bonds
Date of payment	January 30, 2008
Issue amount	¥70 billion
Issue price	¥99.91 per ¥100
Interest rate	1.54%
Date of maturity	December 20, 2017
Use of proceeds	Capital investments

6. Business Segments

(Consolidated)

1. Sales and operating revenues

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Year ended March 31, 2007
Regional communications business
Customers	2,702,742	2,640,313	(62,429)	3,658,966
Intersegment	471,734	456,958	(14,776)	649,023

Total	3,174,476	3,097,271	(77,205)	4,307,989

Long-distance and international communications business
Customers	855,397	880,977	25,580	1,165,599
Intersegment	88,681	87,668	(1,013)	124,234

Total	944,078	968,645	24,567	1,289,833

Mobile communications business
Customers	3,553,944	3,476,801	(77,143)	4,730,487
Intersegment	43,076	45,233	2,157	57,606

Total	3,597,020	3,522,034	(74,986)	4,788,093

Data communications business
Customers	590,258	614,914	24,656	872,279
Intersegment	92,452	88,603	(3,849)	141,548

Total	682,710	703,517	20,807	1,013,827

Other
Customers	227,806	231,239	3,433	333,219
Intersegment	617,702	592,543	(25,159)	850,091

Total	845,508	823,782	(21,726)	1,183,310

Elimination of intersegment	(1,313,645)	(1,271,005)	42,640	(1,822,502)

Consolidated total	7,930,147	7,844,244	(85,903)	10,760,550

2. Segment profit or loss

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Year ended March 31, 2007
Operating income
Regional communications business	107,075	52,037	(55,038)	115,939
Long-distance and international communications business	53,875	87,792	33,917	59,719
Mobile communications business	676,912	624,998	(51,914)	773,524
Data communications business	58,350	58,662	312	82,845
Other	58,652	42,489	(16,163)	61,285

Total	954,864	865,978	(88,886)	1,093,312

Elimination of intersegment	11,874	8,400	(3,474)	13,703

Consolidated total	966,738	874,378	(92,360)	1,107,015

Note:	Subsequent to the nine months ended December 31, 2006, NTT BizLink, Inc. was changed from the regional communications business segment to the long distance and international communications segment, and On Demand TV, Inc. and another company were changed from the other business segment to the long distance and international communications business segment. Accordingly, the amounts for the nine months ended December 31, 2006 have been restated.

7. Non-Consolidated Comparative Balance Sheets

		(Millions of yen)
	March 31, 2007	December 31, 2007	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	15,281	15,224	(56)
Accounts receivable, trade	1,394	397	(997)
Supplies	358	268	(89)
Short-term loans receivable	544,285	605,586	61,301
Subsidiary deposits	150,000	72,000	(78,000)
Other current assets	122,190	82,358	(39,831)
Total current assets	833,509	775,836	(57,673)

Fixed assets:
Property, plant and equipment	209,087	207,299	(1,787)
Intangible fixed assets	46,559	41,022	(5,537)
Investments and other assets
Investment securities	4,814,241	4,817,297	3,056
Long-term loans receivable	2,116,611	1,943,775	(172,836)
Other investments and assets	41,374	43,174	1,799
Total investments and other assets	6,972,226	6,804,246	(167,980)
Total fixed assets	7,227,872	7,052,568	(175,304)

TOTAL ASSETS	8,061,382	7,828,404	(232,977)

	(Millions of yen)
	March 31, 2007	December 31, 2007	Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	477	172	(305)
Current portion of corporate bonds	339,765	329,250	(10,515)
Current portion of long-term borrowings	234,557	226,711	(7,846)
Accrued taxes on income	28	1,704	1,676
Deposit received from subsidiaries	95,797	59,844	(35,952)
Other current liabilities	114,611	46,744	(67,867)
Total current liabilities	785,237	664,426	(120,811)

Long-term liabilities:
Corporate bonds	1,340,762	1,340,820	58
Long-term borrowings	868,539	732,390	(136,149)
Liability for employees’ retirement benefits	30,408	25,053	(5,355)
Other long-term liabilities	798	739	(59)
Total long-term liabilities	2,240,508	2,099,003	(141,505)

TOTAL LIABILITIES	3,025,746	2,763,429	(262,317)

NET ASSETS

Shareholders’ equity

Common stock	937,950	937,950	—

Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Other capital surplus	994	1,058	63
Total capital surplus	2,673,820	2,673,884	63

Earned surplus
Legal reserve	135,333	135,333	—
Other earned surplus	2,185,137	2,287,731	102,593
Reserve for special depreciation	11	11	—
Other reserve	1,131,000	1,131,000	—
Accumulated earned surplus	1,054,125	1,156,719	102,593
Total earned surplus	2,320,470	2,423,064	102,593

Treasury stock	(909,422)	(980,569)	(71,147)
Total shareholders’ equity	5,022,819	5,054,329	31,510

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	12,816	10,645	(2,170)
Total unrealized gains (losses), translation adjustments, and others	12,816	10,645	(2,170)

TOTAL NET ASSETS	5,035,635	5,064,974	29,339

TOTAL LIABILITIES AND NET ASSETS	8,061,382	7,828,404	(232,977)

8. Non-Consolidated Comparative Statements of Income

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Year ended March 31, 2007
Operating revenues	318,436	333,002	14,565	359,982
Operating expenses	108,191	113,446	5,254	162,109
Operating income	210,244	219,555	9,310	197,873

Non-operating revenues:	46,100	43,870	(2,229)	62,388
Interest income	35,377	32,187	(3,190)	46,538
Lease and rental income	8,653	8,622	(31)	11,585
Miscellaneous income	2,069	3,061	992	4,264
Non-operating expenses:	40,991	38,380	(2,610)	54,035
Interest expenses	13,930	11,049	(2,880)	17,976
Corporate bond interest expenses	21,853	21,710	(143)	29,009
Lease and rental expenses	4,012	4,307	295	5,405
Miscellaneous expenses	1,195	1,313	117	1,643
Recurring profit	215,353	225,045	9,692	206,226

Special profits	—	6,683	6,683	—

Special losses	—	6,739	6,739	9,858

Income before income taxes	215,353	224,989	9,636	196,367
Corporation, inhabitant, and enterprise taxes	6,976	4,928	(2,048)	(444)
Deferred tax expenses (benefits)	—	—	—	7,412

Net income	208,377	220,061	11,684	189,399

(Reference) Major components of operating revenues
Dividends received	198,608	213,202	14,594	198,608
Revenues from Group management	14,786	14,308	(478)	19,714
Revenues from basic R&D	91,586	95,162	3,575	122,115

9. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

Year ended March 31, 2007	(Millions of yen)

	Shareholders’ equity											Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus			Total earned surplus
						Reserve for special depreciation	Other reserve	Accumulated earned surplus
March 31, 2006	937,950	2,672,826	—	2,672,826	135,333	530	1,131,000	961,027	2,227,890	(907,087)	4,931,579	14,905	14,905	4,946,485

Net change during the annual period
Return of reserve for special depreciation to retained earnings*						(448)		448	—		—			—
Return of reserve for special depreciation to retained earnings						(70)		70	—		—			—
Cash dividends*								(41,465)	(41,465)		(41,465)			(41,465)
Bonuses paid to directors and corporate auditors*								(69)	(69)		(69)			(69)
Cash dividends (Interim dividends)								(55,285)	(55,285)		(55,285)			(55,285)
Net income								189,399	189,399		189,399			189,399
Payments to acquire treasury stock										(5,807)	(5,807)			(5,807)
Resale of treasury stock			994	994						3,472	4,467			4,467
Others, net												(2,089)	(2,089)	(2,089)

Total net change during the annual period	—	—	994	994	—	(518)	—	93,098	92,579	(2,334)	91,239	(2,089)	(2,089)	89,150

March 31, 2007	937,950	2,672,826	994	2,673,820	135,333	11	1,131,000	1,054,125	2,320,470	(909,422)	5,022,819	12,816	12,816	5,035,635

(*)	Items approved in the shareholders’ meeting held in June 2006

Nine months ended December 31, 2007	(Millions of yen)

	Shareholders’ equity											Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus			Total earned surplus
						Reserve for special depreciation	Other reserve	Accumulated earned surplus
March 31, 2007	937,950	2,672,826	994	2,673,820	135,333	11	1,131,000	1,054,125	2,320,470	(909,422)	5,022,819	12,816	12,816	5,035,635

Net change during this nine-month period
Cash dividends								(117,467)	(117,467)		(117,467)			(117,467)
Net income								220,061	220,061		220,061			220,061
Payments to acquire treasury stock										(71,618)	(71,618)			(71,618)
Resale of treasury stock			63	63						471	534			534
Others, net												(2,170)	(2,170)	(2,170)

Total net change during this nine-month period	—	—	63	63	—	—	—	102,593	102,593	(71,147)	31,510	(2,170)	(2,170)	29,339

December 31, 2007	937,950	2,672,826	1,058	2,673,884	135,333	11	1,131,000	1,156,719	2,423,064	(980,569)	5,054,329	10,645	10,645	5,064,974

10. Non-Consolidated Comparative Statements of Cash Flows

				(Millions of yen)
		Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Year ended March 31, 2007
I	Cash flows from operating activities:

	Income before income taxes	215,353	224,989	9,636	196,367
	Depreciation and amortization	23,600	30,639	7,039	32,721
	Loss on disposal of property, plant and equipment	408	7,279	6,870	1,019
	Dividends received	(198,608)	(213,202)	(14,594)	(198,608)
	Write-off of investments in affiliated companies	—	—	—	9,858
	Increase (decrease) in liability for employees’ retirement benefits	2,149	(5,355)	(7,504)	2,083
	(Increase) decrease in accounts receivable	62,632	58,363	(4,268)	3,850
	Increase (decrease) in accounts payable and accrued expenses	(78,706)	(62,314)	16,391	(13,976)
	Increase (decrease) in accrued consumption tax	124	1,396	1,272	(201)
	Increase (decrease) in deposit received from subsidiaries	109,563	(35,952)	(145,515)	95,797
	Other	(4,508)	(15,233)	(10,725)	(853)

	Sub-total	132,008	(9,390)	(141,398)	128,059
	Interest and dividends received	235,515	246,278	10,763	246,112
	Interest paid	(36,761)	(33,466)	3,294	(47,714)
	Income taxes received (paid)	(6,170)	1,142	7,312	(6,173)

	Net cash provided by operating activities	324,592	204,564	(120,027)	320,283
II	Cash flows from investing activities:
	Payments for property, plant and equipment	(34,731)	(45,645)	(10,913)	(49,403)
	Proceeds from sale of property, plant and equipment	—	1,620	1,620	—
	Payments for purchase of investment securities	(149)	(7,117)	(6,968)	(2,888)
	Proceeds from sale of investment securities	193	394	200	194
	Payments for long-term loans	(172,304)	(154,000)	18,304	(231,554)
	Proceeds from long-term loans receivable	300,098	280,640	(19,458)	515,327
	Other	22	(305)	(328)	(7)

	Net cash used in investing activities	93,129	75,587	(17,542)	231,666
III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	172,297	153,960	(18,337)	231,547
	Payments for settlement of long-term debt	(270,984)	(309,774)	(38,789)	(431,396)
	Net increase (decrease) in short-term borrowings	(90,000)	—	90,000	(90,000)
	Dividends paid	(96,750)	(117,467)	(20,717)	(96,750)
	Proceeds from sale of (payments for acquisition of) treasury stock, net	(1,176)	(71,083)	(69,907)	(1,339)

	Net cash provided by (used in) financing activities	(286,613)	(344,365)	(57,752)	(387,939)
IV	Net increase (decrease) in cash and cash equivalents	131,108	(64,214)	(195,322)	164,011
V	Cash and cash equivalents at beginning of period	10,366	174,377	164,011	10,366

VI	Cash and cash equivalents at end of period	141,474	110,163	(31,311)	174,377

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

Financial Results for the Nine Months Ended December 31, 2007 February 4, 2008

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Disclaimer Information
The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors.  These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.
*      “E” in this material represents that the figure is a plan or projection for operation.
**    “FY” in this material represents one fiscal year which is a 12-month period beginning on April 1 of the year prior to the year indicated and ending on March 31 of the year indicated.
***   “1H” in this material represents one half year which is 6-month period beginning on April 1 of the year indicated and ending on September 30 of the year indicated.
**** “3Q” in this material represents a 9-month period beginning on April 1 of the fiscal year indicated and ending on December 31 of the fiscal year indicated.

% Change
year-on-year
(FY2008/1H)
(96.3)
(127.5)
65.9
(61.6)
Change
year-on-year
(FY2008/1H)
(33.0)%
(18.4)%
1.4%
(1.2)%
(21.8)%
(9.6)%
0.1%
(1.1)%
% Change
year-on-year
(89.3)
(92.4)
6.5
(85.9)
Change
year-on-year
6,969.9 6,963.4
Operating
Expenses
320.9 410.1
Net
Income
874.4 966.7
Operating
Income
7,844.2 7,930.1
Operating
Revenues
FY2008/3Q FY2007/3Q

I consolidated results (U.S.-GAAP)
Highlights
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(Billions of yen)
Though decline in both operating revenues and operating income, the amount of decrease in operating income improved compared to FY2008/1H by 35.2 billion yen or 8.9 points in percentage of change on a year-on-year basis.
Change year-on-year
FY2008/3Q : (92.4) billion yen         FY2008/1H : (127.5) billion yen
Slow down increase of expenses to +6.5 billion yen year on year (+65.9 billion yen for the FY2008/1H)

Details of Financial Results (per Segment)
7,844.2
FY2007/3Q

Operating Revenues
Operating Expenses
Operating Income
874.4 (3.5) (16.2) 0.3 (51.9) 33.9 (55.0)
966.7
FY2008/3Q
Elimination of
intersegment
Other business
Data
communications
business
Mobile
communications
business
Long distance
and international
communications
business
Regional
communications
business
FY2007/3Q
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
FY2008/3Q
Regional
communications
business
Long distance
and international
communications
business
Mobile
communications
business
Data
communications
business
Other
business
Elimination of
intersegment
(Billions of yen)
Regional
communications
business
Long distance
and international
communications
business
Mobile
communications
business
Data
communications
business
Other
business
Elimination of
intersegment
7,930.1
+20.8
+42.6
(77.2)
+24.6
(75.0)
(21.7)
6,963.4
6,969.9
+20.5
+46.1
(22.2)
(9.4)
(5.6)
(23.1)
FY2008/1H (108.4)
I consolidated results (U.S.-GAAP)
In the long distance and international communications business segment, operating income largely increased because the system integration business performed satisfactorily and cost reduction progressed.
In the mobile communications business segment, operating income decreased but the amount of decrease was less than FY2008/1H.
FY2008/1H (108.4)

1,110.0
210.0
1,320.0
Special factors
I consolidated results (U.S.-GAAP)
Financial Results Forecasts (Announced at publication of 1H results)
Operating Income
+3.0
year-on-year
1,110.0
FY2008 E
(Initial Forecasts)
+210.0
Gain on transfer of
substitutional portion
+340.0
Decrease in
operating expenses
<Factor for increase
in operating income>
Change in accounting
estimate on depreciation
(100.0)
Increase in
operating expenses
Allowance for
telephone cards
(30.0)
Decrease in
operating revenues
<Factors for decrease in
operating income>
(Billions of yen)
+213.0
year-on-year
FY2008 E
(Revised Forecasts)
Income
excluding the
special factors
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Almost same as
the previous
fiscal year
NTT revised its financial results forecasts from the initial forecasts at the end of the semi-annual period, due to the special factors described below:

Changes in operating income year-on-year and forecasts

+210.0 (92.4) (127.5)
Operating income
(Change year-on-year)
Operating income
excluding the special
factors
Special
factors
(130.0)
Approx.
(60.0)
Approx.
(40.0)
Decrease in operating
income
(Change in accounting
estimate on depreci-
ation, Allowance for
telephone cards)
+340.0
Increase in operating
income
(Gain on transfer of
substitutional portion)
Secure the same
operating
income level as
the previous
year
<1,110.0>
Approx.
(30.0)
Approx.
(90.0)
FY2008E FY2008/3Q FY2008/1H
(1)Market falls
(Unfavorable to
increase in profit)
(2)Actual effect of
revision of NTT
DATA’s
secondment
program
(Worse effect on
decrease in profit)
Profit shortfall may
occur by the factor
(1) or (2) below:
Factors
affecting full-
year operating
income
I  consolidated results (U.S.-GAAP)
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(Billions of yen)
The amount of decrease in operating income, excluding the special factors, in this
9-month period was reduced by approximately ¥60.0 billion as compared to the semi-
annual period (¥90.0 billion ¥30.0 billion). NTT will secure the same amount as the previous year of full-year operating income excluding the special factors.

SI* : +25.3
Telecommunications
equipment : +11.1
Fixed voice : (192.1)
Mobile voice : (189.7)
Details of Financial Results (per Item)
(58.1)
966.7
874.4
(92.4) [(9.6)%]
year-on-year

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Operating Revenues
Operating Expenses
Operating Income
FY2007/3Q
IP/packet
communications
services revenues
SI* revenues and
sales of telecommunications
equipment
*SI : System integration
Other revenues
FY2008/3Q
Expenses for
purchase of goods
and services and
other expenses
Personnel expenses
Depreciation expenses
and loss on disposal of
assets
Other expenses
(Billions of yen)
I consolidated results (U.S.-GAAP)
+242.2
36.4
7,930.1
7,844.2
(85.9) [(1.1)%]
year-on-year
(381.8)
+17.3
Voice related
services revenues
6,963.4
6,969.9
+6.5 [+0.1%]
year-on-year
+17.5
+1.4
+45.7
FY2008/1H +163.7
FY2008/1H (236.3)
FY2008/1H +22.8
FY2008/1H +26.6

1,444.8
1,409.0
0.0
200.0
400.0
600.0
800.0
1,000.0
1,200.0
1,400.0
1,600.0
FY2007/3Q FY2008/3Q
58.0
48.4
0.0
10.0
20.0
30.0
40.0
50.0
60.0
FY2007/3Q FY2008/3Q
1,480.4
1,531.2
0.0
200.0
400.0
600.0
800.0
1,000.0
1,200.0
1,400.0
1,600.0
FY2007/3Q FY2008/3Q
22.9
26.4
0.0
10.0
20.0
30.0
FY2007/3Q FY2008/3Q
Operating revenues
Operating income
Operating revenues
Operating income

5 Major Subsidiaries’ Financial Results
NTT East
(3.3)%
(16.5)%
NTT West
(2.5)%
(13.5)%
II  subsidiaries’ results
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(JPN-GAAP)
(JPN-GAAP)
(Billions of yen)
Progress
74.0%
Progress
161.6%
Progress
73.5%
Progress
764.2%

91.7
62.0
0.0
20.0
40.0
60.0
80.0
100.0
FY2007/3Q FY2008/3Q
846.8
838.3
0.0
100.0
200.0
300.0
400.0
500.0
600.0
700.0
800.0
900.0
1,000.0
FY2007/3Q FY2008/3Q
NTT Com

5 Major Subsidiaries’ Financial Results
+1.0%
+47.8%
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(JPN-GAAP)
Operating revenues
Operating income
(Billions of yen)
II subsidiaries’ results
Progress
73.9%
Progress
91.8%

625.0
676.9
0.0
100.0
200.0
300.0
400.0
500.0
600.0
700.0
800.0
FY2007/3Q FY2008/3Q
3,522.0
3,597.0
0.0
500.0
1,000.0
1,500.0
2,000.0
2,500.0
3,000.0
3,500.0
4,000.0
FY2007/3Q FY2008/3Q
63.8
66.3
0.0
10.0
20.0
30.0
40.0
50.0
60.0
70.0
FY2007/3Q FY2008/3Q
714.5 697.1
0.0
100.0
200.0
300.0
400.0
500.0
600.0
700.0
800.0
FY2007/3Q FY2008/3Q
Operating revenues
Operating income
Operating revenues Operating income
(JPN-GAAP)
(U.S. GAAP)
NTT DoCoMo (consolidated)
NTT DATA (consolidated)

5 Major Subsidiaries’ Financial Results
+2.5%
+3.9%
(2.1)%
(7.7)%
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(Billions of yen)
II subsidiaries’ results
Progress
66.2%
Progress
69.9%
Progress
75.5%
Progress
80.1%

*3. No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog Lite Plan is included).
*4. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
45,950 45,124 44,323
43,343 42,399
40,577
38,978
41,488
6,603
6,774
7,684
7,515
7,338
7,152
6,951
6,273
0
20,000
40,000
60,000
2006.6 2006.9 2006.12 2007.3 2007.6 2007.9 2007.12 2008.3 E
4,076
4,723
5,362
6,076
6,782
8,096
9,476
5,673
5,485
5,323
5,193
4,864
4,423
7,424
5,586
5,043
0
3,000
6,000
9,000
12,000
15,000
2006.6 2006.9 2006.12 2007.3 2007.6 2007.9 2007.12 2008.3 E
Number of Subscribers for Broadband Access Services and Fixed-line Telephone Services

10,310
10,847
11,399
11,975
13,899
6,274
596
(150)
642
643
(179)
672
619
(130)
706
581 567 518 641
(162)
714
(102) (87) (9)
639 647 657
1,385
1,966
2,533
3,174
3,793
53,634
52,639
51,661 50,495
49,350
45,250
(1,088)
(177)
(911)
(1,081)
(171)
(911)
(1,145)
(201)
(944)
(1,166)
(186)
(980)
(978) (995) (1,136)
(177) (169) (176)
(801) (826) (960)
3,400
(900)
3,100
(4,365)
(879)
(5,245)
4,388
12,467
48,262
III  data
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Fixed-line Telephone Services
Broadband Access Services
(Thousands)
B FLET’S
FLET’S ADSL
Optical
IP Telephone
(“Hikari Phone”)
2
[Change from the previous quarter]
Year
over
year
fore-
casted
change
FLET’S ADSL
B FLET’S
Optical IP Telephone
*1. No. of B FLET‘S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.
*2. No. of Optical IP Phone Services is calculated by No. of thousand channels.
1
(Thousands)
INS-Net
Telephone Subscriber Lines
Telephone
Subscriber Lines
ISDN
Total
3
4
[Change from the previous quarter]
Year
over
year
fore-
casted
change
12,960
5,032
47,180
9,749

*   Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-Net) is the weighted average value of Telephone Subscriber Lines ARPU and INS-Net ARPU. Please see page 18 regarding the calculation of ARPU.
ARPU of Telephone Subscriber Lines and INS-Net Subscriber Lines

5,800
5,600
5,400
2,800
2,600
3,000
5,200
5,220
5,390
5,240
5,420
5,240
5,410
5,240 5,330 5,320 5,330
5,400 5,510 5,480 5,480
2,620
2,720
2,620
2,730
2,620
2,730
2,630 2,670 2,670 2,660
2,740 2,780 2,770 2,770
5,220 5,310
5,380 5,470
2,620 2,660
2,730 2,760
2,970
3,120
2,970
3,120
2,970
3,120
2,980 3,030 3,030 3,020
3,130 3,190 3,180 3,180
2,970 3,020
3,120 3,170
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(West) INS-Net
(East) INS-Net
(Yen)
(West) Telephone Subscriber Lines
(East) Telephone Subscriber Lines
INS-Net
Telephone
Subscriber
Lines
Aggregate Fixed
Line  (Telephone
Subscriber Lines
+ INS-Net)
East
West
East
West
East
West
FY2007/1Q FY2007/2Q FY2008 E FY2007/3Q FY2007/4Q FY2008/1Q FY2007 FY2008/2Q
[Yearly basis]
[Quarterly basis]
III data
FY2008/3Q

B FLET’S ARPU is calculated by dividing revenues from B FLET’S and Optical IP Telephone (“Hikari Phone”)
services by the number of B FLET’S subscribers.

5,400
5,000
4,800
4,600
5,440
5,260
5,500
5,390
5,350
5,060
5,260 5,190 5,060 4,900
5,190 5,140 5,010 4,780
5,480 5,120
5,290 5,050
5,200
4,400
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
ARPU of B FLET’S
(West) B FLET’S
(East) B FLET’S
(Yen)
B FLET’S
East
West
*
FY2007/1Q FY2007/2Q
FY2008 E
FY2007/3Q FY2007/4Q FY2008/2Q
FY2007
* B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West. Please see page 18 regarding the calculation of ARPU.
[Yearly basis]
[Quarterly basis]
FY2008/1Q
III  data
FY2008/3Q
5,600
*
*

Number of Subscribers for Cellular

51,672
52,103
52,214
52,621
52,846
53,151
53,480
26,217
29,098
32,114
35,529
37,854
42,078
43,980
52,942
40,043
0
20,000
40,000
60,000
2006.6 2006.9 2006.12 2007.3 2007.6 2007.9 2007.12 2008.3 E
850
8,450 2,188
96
2,035
209
2,325
225
3,416
407
3,015 2,882 2,753
111 431 529
Year over
year
forecasted
change
50.7%
55.8%
61.5%
67.5%
71.6%
82.2%
75.6%
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Cellular total
FOMA
(Thousands)
% of FOMA subscribers
FOMA
Cellular total
*
[Change from the previous quarter]
*  The number of communication module service subscribers is included in total cellular subscribers.
III  data
79.2%

ARPU of Cellular (FOMA + mova)

4,000
4,500
5,000
5,500
6,000
6,500
7,000
7,500
8,000
8,500
9,000
FOMA+mova
FOMA
mova
6,550 6,560 6,290 6,530 6,670 6,720 6,900
7,270 7,370 6,870 7,500 7,780 7,970 8,300
4,440 4,600 4,200 4,720 5,070 5,240 5,540
6,430 6,700
7,070 7,860
4,360 5,180
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
(Yen)
[ Yearly basis ]
[ Quarterly basis ]
FOMA+mova
FOMA
mova
FY2007/1Q FY2007/2Q
FY2008 E
FY2007/3Q FY2007/4Q FY2008/1Q
FY2007
FY2008/2Q
*  Communications module service subscribers and the revenues thereof are not included in the calculation of cellular ARPU.  Please see page 18 regarding the calculation of ARPU.
III  data
FY2008/3Q

Change year-on-year
(% change)
Operating Revenues
FY2008/3Q
(75.0)
(2.1)%
17.3
2.5%
8.5
1.0%
(35.7)
(2.5)%
(50.8)
(3.3)%
14.5
4.6%
4,667.0
75.5%
1,080.0
66.2%
1,146.0
73.9%
1,918.0
73.5%
2,000.0
74.0%
381.0
87.4%
3,522.0 714.5 846.8 1,409.0 1,480.4 333.0
10,600.0
74.0%
(85.9)
(1.1)%
7,844.2
Operating Expenses
3,887.0
74.5%
985.0
65.8%
1,046.0
72.2%
1,915.0
72.4%
1,970.0
72.7%
173.0
65.6%
(23.1)
(0.8)%
14.8
2.3%
(21.1)
(2.7)%
(32.2)
(2.3)%
(41.1)
(2.8)%
5.2
4.9%
2,897.0 648.1 755.1 1,386.1 1,432.0 113.4
6.5
0.1%
9, 280.0
75.1%
6,969.9
Operating Income
(51.9)
(7.7)%
2.5
3.9%
29.7
47.8%
(3.5)
(13.5)%
(9.6)
(16.5)%
9.3
4.4%
780.0
80.1%
95.0
69.9%
100.0
91.8%
3.0
764.2%
30.0
161.6%
208.0
105.6%
625.0 66.3 91.7 22.9 48.4 219.5
1,320.0
66.2%
(92.4)
(9.6)%
874.4
(52.0)
(7.6)%
4.6
7.7%
35.2
53.9%
(20.5)
(36.2)%
(22.6)
(25.8)%
9.6
4.5%
785.0
80.1%
91.0
72.2%
105.0
95.8%
20.0
181.1%
50.0
130.3%
213.0
105.7%
628.7 65.6 100.5 36.2 65.1 225.0
1,320.0
67.0%
(83.8)
(8.7)%
884.7
(27.2)
(6.7)%
1.1
3.1%
13.8
39.1%
(37.5)
(87.5)%
24.8
40.5%
11.6
5.6%
476.0
79.1%
51.0
75.2%
55.0
89.4%
(30.0)
-
71.0
121.4%
207.0
106.3%
376.5 38.3 49.1 5.3 86.2 220.0
530.0
60.5%
(89.3)
(21.8)%
320.9
Forecasts for FY2008
(% progress)
Change year-on-year
(% change)
Forecasts for FY2008
(% progress)
Change year-on-year
(% change)
Forecasts for FY2008
(% progress)
Change year-on-year
(% change)
Forecasts for FY2008
(% progress)
Change year-on-year
(% change)
Forecasts for FY2008
(% progress)
*2
*2 *2
*2
*2
NTT
Consolidated
(U.S.-GAAP)
*1
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(U.S.-GAAP)
NTT
(Holdings)
(JPN-GAAP)
*1. The number  of  consolidated subsidiaries is 422 and the number of companies accounted for under the equity method is 92.
*2. "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represents their recurring profits.
(Appendix) Consolidated and Main Subsidiaries’ Financial Results
(Billions of yen)
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
N e t  I n c o m e
I n c o m e  b e f o r e
I n c o m e  T a x e s

•NTT (Holdings):+11.6
•NTT URBAN DEVELOPMENT
(Consolidated):+17.3
•NTT COMWARE:+21.3
•NTT FINANCE (Consolidated):+5.8
•Outsourcing companies:(17.9)
•Other companies:+13.6
•Adjustments between operating
and non-operating items, including
eliminations etc.
Total operating income of subsidiaries
other than 5 major ones
(excluding the effect of dividends
received by NTT (Holdings))
(JPN GAAP)

887.4
966.7
+27.6
854.6
874.4
+56.3
+51.7
(36.5)
(Appendix) Details of difference between consolidated operating income and total operating income of 5 major subsidiaries
Total operating
income of 5 major
subsidiaries
(JPN GAAP)
Elimination and
U. S. GAAP
adjustments
Consolidated
operating income
(U. S. GAAP)
FY2008/3Q
(Billions of yen)
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
FY2007/3Q
•NTT (Holdings):+6.3
•NTT URBAN DEVELOPMENT
(Consolidated):+18.0
•NTT COMWARE:+18.8
•NTT FINANCE (Consolidated):+1.7
•Outsourcing companies:(2.9)
•Other companies:+14.4
•Change in accounting estimate on
depreciation of D70* (U.S.GAAP
adjustments) : approx.(45.0)  etc.
•Adjustments between operating
and non-operating items, including
eliminations etc.
(*)
D70 : Old-type public switch

Operating Income

Sales
Non-traffic Business
Solution

FY
‘04
FY
'06
FY
'05
FY
'07(E)
FY
‘04
FY
'05
FY
'07(E)
FY
'06
1,320.0
1,190.0
1,110.0
110.0
100.0
1,210.0
140.0
Special factors
210.0
FY
'07
3Q
870.0
Including the
special factors
(60.0)
50.0
FY
'07
3Q
FY
'06
3Q
FY
'06
3Q
970.0
(Appendix) Financial Goals of Medium-Term Management Strategy (1)
Consolidated Operating Income
(Billions of Yen)
Goal of
Medium-Term
Management Strategy
Sales for Solution and Non-traffic Business
(Billions of Yen)
¥500.0 billion
increase in
revenues
Goal of
Medium-Term
Management Strategy
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Efforts focused on
both revenue
enhancement and
cost reduction
FY Income
¥1.2 trillion
¥350.0 billion
projected
revenue increase
(70% achieved)
With respect to the financial goals of the Medium-Term Management Strategy, after close examination of changes in business environment, such as intensifying competition in the mobile communications business, and other factors, the necessary reviews will be implemented sometime around this spring.

Capital Investment Amount

Fixed-line Communication Business Costs

FY
'04
FY
'06
940.0
950.0
FY
'05
1,030.0
FY
'07(E)
FY
'04
FY
'06
FY
'05
FY
'07(E)
(70.0)
(150.0)
(90.0)
965.0
FY
'07
3Q
FY
'07
3Q
(90.0)
620.0
FY
'06
3Q
680.0
FY
'06
3Q
(Appendix) Financial Goals of Medium-Term Management Strategy (2)
Capital Investment in Fixed-Line
Communications Businesses
(Billions of Yen)
NGN
Commercialization
Will restrain amounts
invested
through further
cost reduction efforts
Total:
¥5 trillion level
Goal of
Medium-Term
Management Strategy
Cost of Fixed-Line Communications Businesses
(Personnel Cost+ Expenses+Depreciation Cost)
(Billions of Yen)
Goal of
Medium-Term
Management Strategy
Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
¥310.0 billion
projected
Cost Reductions
(39%
achieved)
Cost Reductions
¥800.0 billion
Total Capital
Investment
Amount
for FY2005-2007
¥2,945.0 billion
With respect to the financial goals of the Medium-Term Management Strategy, after close examination of changes in business environment, such as intensifying competition in the mobile communications business, and other factors, the necessary reviews will be implemented sometime around this spring.

Copyright(c) 2008 Nippon Telegraph and Telephone Corporation
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-Net and
B FLET’S, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U. S. GAAP results of operations.
We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.
• Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone
Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S
ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.
• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.
• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.
• B FLET’S ARPU: Calculated based on revenues from B FLET’S and revenues from monthly charges, call charges and connection device charges for Hikari Phone, both of which are included in operating revenues from IP Services.
- B FLET’S includes FLET’S Hikari Premium and FLET’s Hikari Mytown provided by NTT West.
Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone
Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and B FLET’S ARPU.
For purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber
Lines ARPU, the No. of subscribers is determined using the No. of lines for each service.
In terms of No. of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS- Net 64 subscriptions.
For purposes of calculating B FLET’S ARPU, the No. of subscribers is determined based on No. of B FLET’S subscribers, including FLET’S Hikari Premium and FLET’s Hikari
Mytown provided by NTT West.
We compute ARPU for our cellular business using 3 aggregate measures.
• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).
- Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services.
• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
- Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.
• Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).
- Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.
Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.
No. of active subscribers used in the ARPU calculation are as below:
- FY Results & Forecast: Sum of No. of active subscribers*(as defined below) for each month from Apr. to Mar.
- 1Q Results: Sum of No. of active subscribers* for each month from Apr. to Jun.
- 2Q Results: Sum of No. of active subscribers* for each month from Jul. to Sep.
- 3Q Results: Sum of No. of active subscribers* for each month from Oct. to Dec.
- 4Q Results: Sum of No. of active subscribers* for each month from Jan. to Mar.
*active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2
(Appendix) Calculation of ARPU
No. of active subscribers used in ARPU calculation for FY Forecast of NTT East and NTT West are as below:
- FY Forecast: Sum of the actual No. of active subscribers* for each month from Apr. to Sept. and the average expected active No. of subscribers during the second half of the fiscal year ((No. of subscribers at end of Sept. + No. of expected subscribers at end of the following Mar.)/2)x6

February 4, 2008

FOR IMMEDIATE RELEASE

Financial Statements for the Third Quarter Ended December 31, 2007

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the Third Quarter ended December 31, 2007 are presented in the following attachments.

(Attachments)

1. Non-Consolidated Comparative Balance Sheets

2. Non-Consolidated Comparative Statements of Income

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

4. Business Results (Non-Consolidated Operating Revenues)

5. Non-Consolidated Comparative Statements of Cash Flows

Inquiries:

Shigeru Matsuhisa and Takashi Yokozawa

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	March 31, 2007	December 31, 2007	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment	2,926,472	2,830,556	(95,916)
Machinery and equipment	546,813	481,931	(64,882)
Antenna facilities	7,162	7,077	(84)
Terminal equipment	63,661	76,471	12,809
Local line facilities	723,184	739,078	15,893
Long-distance line facilities	8,466	7,522	(943)
Engineering facilities	704,138	678,780	(25,357)
Submarine line facilities	699	1,087	388
Buildings	573,407	551,017	(22,389)
Construction in progress	38,330	35,434	(2,896)
Other	260,608	252,154	(8,453)
Intangible fixed assets	97,677	96,587	(1,089)
Total fixed assets - telecommunications businesses	3,024,150	2,927,144	(97,006)
Investments and other assets
Deferred income taxes	280,755	281,484	728
Other investments and assets	74 ,742	70,541	(4,201)
Allowance for doubtful accounts	(2,573)	(2,407)	166
Total investments and other assets	352 ,925	349,618	(3,306)
Total fixed assets	3,377,075	3,276,762	(100,312)

Current assets:
Cash and bank deposits	107,575	59,844	(47,730)
Notes receivable	79	10	(69)
Accounts receivable, trade	367,547	339, 237	(28,309)
Supplies	35,217	36,776	1,559
Other current assets	65,661	61,516	(4,144)
Allowance for doubtful accounts	(3,187)	(2,558)	628
Total current assets	572,893	494,826	(78,067)

TOTAL ASSETS	3,949,969	3,771,589	(178,379)

(Millions of yen)

	March 31, 2007	December 31, 2007		Increase (Decrease)
LIABILITIES
Long-term liabilities
Long-term borrowings from parent company	577,567	551,468		(26,098)
Liability for employees’ retirement benefits	499,232	355,138		(144,093)
Other long-term liabilities	7,309	7,855		546
Total long-term liabilities	1,084,109	914,463		(169,645)

Current liabilities
Current portion of long-term borrowings from parent company	200,217	225,790		25,572
Accounts payable, trade	112,289	80,437		(31,851)
Short-term borrowings	110,000	130,000		20,000
Accounts payable, other	295,996	228,277		(67,718)
Accrued taxes on income	724	18,908	*	18,183
Allowance for losses on construction contracts	—	558		558
Other current liabilities	158,067	132,864		(25,203)
Total current liabilities	877,296	816,837		(60,458)

TOTAL LIABILITIES	1,961,405	1,731,300		(230,104)

NET ASSETS
Shareholders’ equity
Common stock	335,000	335,000		—

Capital surplus
Additional paid-in capital	1,499,726	1,499,726		—
Total capital surplus	1,499,726	1,499,726		—
Earned surplus
Other earned surplus	152,024	204,735		52,711
Accumulated earned surplus	152,024	204,735		52,711
Total earned surplus	152,024	204,735		52,711
Total shareholders’ equity	1,986,751	2,039,462		52,711

Unrealized gains (losses), translation adjustments and others
Net unrealized gains (losses) on securities	1,812	826		(986)
Total unrealized gains (losses), translation adjustments, and others	1,812	826		(986)

TOTAL NET ASSETS	1,988,563	2,040,288		51,724

TOTAL LIABILITIES AND NET ASSETS	3,949,969	3,771,589		(178,379)

Note:	*	NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Increase (Decrease)	Year ended March 31, 2007
Telecommunications businesses
Operating revenues	1,429,342		1,395,550		(33,791)	1,907,832
Operating expenses	1,374,603		1,350,986		(23,616)	1,846,447
Operating income from telecommunications businesses	54,738		44,563		(10,175)	61,385
Supplementary businesses
Operating revenues	101,929		84,920		(17,009)	153,562
Operating expenses	98,598		81,016		(17,581)	155,037
Operating income (losses) from supplementary businesses	3,330		3,903		572	(1,474)
Operating income	58,069		48,467		(9,602)	59,911

Non-operating revenues:	56,183		47,779		(8,403)	70,447
Interest income	23		44		20	35
Lease and rental income	41,442		39,710		(1,732)	54,255
Miscellaneous income	14,716		8,025		(6,691)	16,156
Non-operating expenses:	26,497		31,092		4,595	39,991
Interest expenses	10,436		10,243		(192)	13,858
Lease and rental expenses	13,641		16,220		2,578	19,975
Miscellaneous expenses	2,419		4,629		2,209	6,157
Recurring profit	87,755		65,153		(22,601)	90,366

Special profits	9,021		142,762		133,740	49,765
Special losses	—		63,317		63,317	—
Income before income taxes	96,777		144,598		47,821	140,132
Corporation, inhabitant, and enterprise taxes	35,401	*	58,386	*	22,985	(9,263)
Deferred tax expenses (benefits)	—	*	—	*	—	65,077
Net income	61,375		86,211		24,835	84,318

Note:	*	NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2007

(Millions of yen)

	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others
		Capital surplus		Earned surplus
	Common stock	Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others	Total net assets
				Accumulated earned surplus
March 31, 2006	335,000	1,499,726	1,499,726	101,261	101,261	1,935,988	5,028	5,028	1,941,016

Net change during the annual period
Cash dividends*				(33,500)	(33,500)	(33,500)			(33,500)
Bonuses paid to directors and corporate auditors*				(55)	(55)	(55)			(55)
Net income				84,318	84,318	84,318			84,318
Others, net							(3,215)	(3,215)	(3,215)

Total net change during the annual period				50,762	50,762	50,762	(3,215)	(3,215)	47,547

March 31, 2007	335,000	1,499,726	1,499,726	152,024	152,024	1,986,751	1,812	1,812	1,988,563

(*)	Items approved in the shareholders’ meeting held in June 2006

Nine months ended December 31, 2007

(Millions of yen)

	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others
		Capital surplus		Earned surplus
	Common stock	Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others	Total net assets
				Accumulated earned surplus
March 31, 2007	335,000	1,499,726	1,499,726	152,024	152,024	1,986,751	1,812	1,812	1,988,563

Net change in this nine-month period
Cash dividends				(33,500)	(33,500)	(33,500)			(33,500)
Net income				86,211	86,211	86,211			86,211
Others, net							(986)	(986)	(986)

Total net change in this nine-month period	—	—	—	52,711	52,711	52,711	(986)	(986)	51,724

December 31, 2007	335,000	1,499,726	1,499,726	204,735	204,735	2,039,462	826	826	2,040,288

4. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2007
Voice transmission services revenues (excluding IP services revenues)	883,173	785,929	(97,244)	(11.0)%	1,159,041
Monthly charge revenues*	560,156	514,527	(45,629)	(8.1)%	739,811
Call rates revenues*	117,694	95,404	(22,290)	(18.9)%	151,550
Interconnection call revenues*	139,964	111,633	(28,331)	(20.2)%	181,751
IP services revenues	259,035	336,538	77,502	29.9%	359,462
Leased circuit services revenues (excluding IP services revenues)	144,031	136,108	(7,923)	(5.5)%	191,610
Telegram services revenues	18,341	18,072	(268)	(1.5)%	24,664
Other telecommunications services revenues	124,759	118,902	(5,857)	(4.7)%	173,053
Telecommunications total revenues	1,429,342	1,395,550	(33,791)	(2.4)%	1,907,832
Supplementary business total revenues	101,929	84,920	(17,009)	(16.7)%	153,562
Total operating revenues	1,531,271	1,480,470	(50,800)	(3.3)%	2,061,395

*	Partial listing only

5. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Year ended March 31, 2007
I Cash flows from operating activities:

Income before income taxes	96,777	144,598	47,821	140,132
Depreciation and amortization	319,361	322,262	2,901	425,987
Loss on disposal of property, plant and equipment	16,917	11,424	(5,493)	27,365
Gains on sales of fixed assets	(9,021)	(17960)	(8,938)	(49,765)
Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	—	(124,801)	(124,801)	—
Non-recurring depreciation of fixed assets	—	63,317	63,317	—
Increase (decrease) in liability for employees’ retirement benefits	(33,137)	(19,291)	13,845	(82,871)
(Increase) decrease in accounts receivable	(26,649)	31,954	58,604	(37,916)
(Increase) decrease in inventories	(6,929)	(1,559)	5,369	(5,052)
Increase (decrease) in accounts payable and accrued expenses	(119,628)	(123,310)	(7,681)	(16,753)
Increase (decrease) in accrued consumption tax	4,655	877	(3,777)	2,431
Other	27,695	14,448	(13,247)	37,480

Sub-total	270,039	297,958	27,918	441,037
Interest and dividends received	11,219	3,984	(7,234)	11,282
Interest paid	(10,830)	(10,480)	349	(14,380)
Income taxes received (paid)	(33,696)	10,664	44,360	(33,706)

Net cash provided by (used in) operating activities	236,732	302,126	65,394	404,232

II Cash flows from investing activities:

Payments for property, plant and equipment	(310,664)	(329,931)	(19,266)	(427,832)
Proceeds from sale of property, plant and equipment	12,656	20,717	8,060	55,343
Payments for purchase of investment securities	(8,060)	(40)	8,020	(9,500)
Proceeds from sale of investment securities	5,162	3,092	(2,069)	6,463
Other	(742)	944	1,686	415

Net cash provided by (used in) investing activities	(301,648)	(305,217)	(3,569)	(375,110)

III Cash flows from financing activities:

Proceeds from issuance of long-term debt	—	90,000	90,000	—
Payments for settlement of long-term debt	(76,836)	(90,525)	(13,689)	(141,096)
Net increase (decrease) in short-term borrowings	105,000	(20,000)	(125,000)	121,000
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(5,336)	(54,025)	(48,689)	(53,596)
IV Net increase (decrease) in cash and cash equivalents	(70,252)	(57,116)	13,136	(24,474)
V Cash and cash equivalents at beginning of period	142,034	117,559	(24,474	142,034

VI Cash and cash equivalents at end of period	71,781	60,443	(11,338)	117,559

February 4, 2008

FOR IMMEDIATE RELEASE

Financial Statements for the Third Quarter Ended December 31, 2007

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the Third Quarter ended December 31, 2007 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

4.	Business Results (Non-Consolidated Operating Revenues)

5.	Non-Consolidated Comparative Statements of Cash Flows

Inquiries:

Mr. Shinji Uchida or Mr. Nobutaka Kakihara

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	March 31, 2007	December 31, 2007	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment	2,863,597	2,714,164	(149,432)
Machinery and equipment	602,347	507,968	(94,378)
Antenna facilities	9,745	9,390	(355)
Terminal equipment	27,010	24,493	(2,517)
Local line facilities	838,649	821,568	(17,081)
Long-distance line facilities	6,213	5,624	(589)
Engineering facilities	618,545	606,131	(12,413)
Submarine line facilities	4,181	3,792	(388)
Buildings	503,489	475,233	(28,255)
Construction in progress	19,639	26,620	6,980
Other	233,774	233,341	(433)
Intangible fixed assets	107,197	106,066	(1,130)
Total fixed assets - telecommunications businesses	2,970,794	2,820,231	(150,562)
Investments and other assets
Deferred income taxes	276,501	213,838	(62,663)
Other investments and assets	73,838	70,632	(3,205)
Allowance for doubtful accounts	(1,555)	(1,479)	75
Total investments and other assets	348,784	282,991	(65,792)
Total fixed assets	3,319,579	3,103,223	(216,355)
Current assets:
Cash and bank deposits	60,710	68,028	7,318
Notes receivable	275	58	(217)
Accounts receivable, trade	371,925	335,052	(36,872)
Supplies	32,577	30,673	(1,904)
Other current assets	87,980	67,911	(20,069)
Allowance for doubtful accounts	(2,025)	(2,373)	(348)
Total current assets	551,444	499,350	(52,093)

TOTAL ASSETS	3,871,023	3,602,573	(268,449)

(Millions of yen)

	March 31, 2007	December 31, 2007		Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	1,074,757	1,031,660		(43,096)
Liability for employees’ retirement benefits	548,165	381,084		(167,080)
Other long-term liabilities	20,780	20,575		(204)
Total long-term liabilities	1,643,702	1,433,321		(210,381)

Current liabilities:
Current portion of long-term borrowings from parent company	212,625	233,210		20,585
Accounts payable, trade	91,827	75,915		(15,912)
Short-term borrowings	30,000	25,000		(5,000)
Accounts payable, other	263,243	202,054		(61,189)
Accrued taxes on income	819	14,416	*	13,597
Allowance for losses on construction contracts	—	161		161
Other current liabilities	79,212	94,237		15,024
Total current liabilities	677,729	644,996		(32,733)

TOTAL LIABILITIES	2,321,431	2,078,317		(243,114)

NET ASSETS

Shareholders’ equity	312,000	312,000		—
Common stock

Capital surplus
Additional paid-in capital	1,170,054	1,170,054		—
Total capital surplus	1,170,054	1,170,054		—
Earned surplus
Other earned surplus	67,191	41,369		(25,822)
Accumulated earned surplus	67,191	41,369		(25,822)
Total earned surplus	67,191	41,369		(25,822)
Total shareholders’ equity	1,549,245	1,523,423		(25,822)

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	345	833		487
Total unrealized gains (losses), translation adjustments, and others	345	833		487

TOTAL NET ASSETS	1,549,591	1,524,256		(25,334)

TOTAL LIABILITIES AND NET ASSETS	3,871,023	3,602,573		(268,449)

Note: *NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Increase (Decrease)	Year ended March 31, 2007
Telecommunications businesses
Operating revenues	1,347,298		1,304,466		(42,832)	1,795,202
Operating expenses	1,319,759		1,279,715		(40,044)	1,770,819
Operating income from telecommunications businesses	27,538		24,751		(2,787)	24,382
Supplementary businesses
Operating revenues	97,531		104,564		7,033	156,313
Operating expenses	98,578		106,388		7,809	160,212
Operating losses from supplementary businesses	(1,047)		(1,823)		(776)	(3,898)
Operating income	26,491		22,927		(3,563)	20,483

Non-operating revenues:	59,697		44,529		(15,168)	76,856
Interest income	4		32		28	7
Dividends received	19,980		7,070		(12,910)	23,979
Lease and rental income	35,906		34,555		(1,350)	47,753
Miscellaneous income	3,806		2,871		(935)	5,115

Non-operating expenses:	29,432		31,246		1,813	43,328
Interest expenses	13,715		15,069		1,353	18,572
Lease and rental expenses	13,166		13,269		102	21,044
Miscellaneous expenses	2,550		2,907		357	3,711

Recurring profit	56,756		36,210		(20,545)	54,011
Special profits	2,298		139,468		137,170	46,820
Special losses	—		63,736		63,736	13,127
Income before income taxes	59,054		111,942		52,887	87,704
Corporation, inhabitant, and enterprise taxes	16,157	*	106,564	*	90,406	(26,417)
Deferred tax expenses (benefits)	—	*	—	*	—	85,787
Net income	42,897		5,377		(37,519)	28,333

Note: * NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

[	Year ended March 31, 2007	]

(Millions of yen)

	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid- in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	312,000	1,170,054	1,170,054	70,112	70,112	1,552,166	396	396	1,552,563

Net change during the annual period
Cash dividends*				(31,200)	(31,200)	(31,200)			(31,200)
Bonuses paid to directors and corporate auditors*				(55)	(55)	(55)			(55)
Net income				28,333	28,333	28,333			28,333
Others, net							(50)	(50)	(50)

Total net change during the annual period	—	—	—	(2,921)	(2,921)	(2,921)	(50)	(50)	(2,972)

March 31, 2007	312,000	1,170,054	1,170,054	67,191	67,191	1,549,245	345	345	1,549,591

(*)	Items approved at the shareholders’ meeting held in June 2006

[	Nine months ended December 31, 2007	]

(Millions of yen)

	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid- in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	312,000	1,170,054	1,170,054	67,191	67,191	1,549,245	345	345	1,549,591

Net change in this nine-month period
Cash dividends				(31,200)	(31,200)	(31,200)			(31,200)
Net income				5,377	5,377	5,377			5,377
Others, net							487	487	487

Total net change in this nine-month period	—	—	—	(25,822)	(25,822)	(25,822)	487	487	(25,334)

December 31, 2007	312,000	1,170,054	1,170,054	41,369	41,369	1,523,423	833	833	1,524,256

4. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2007
Voice transmission services revenues (excluding IP services revenues)	867,906	774,022	(93,883)	(10.8)%	1,140,098
Monthly charge revenues*	548,767	504,200	(44,567)	(8.1)%	724,837
Call rates revenues*	113,887	90,043	(23,844)	(20.9)%	146,400
Interconnection call revenues*	144,392	118,799	(25,593)	(17.7)%	188,570
IP services revenues	219,927	282,542	62,614	28.5%	304,961
Leased circuit services revenues (excluding IP services revenues)	124,140	118,584	(5,556)	(4.5)%	165,630
Telegram services revenues	20,439	19,964	(475)	(2.3)%	27,630
Other telecommunications services revenues	114,884	109,352	(5,532)	(4.8)%	156,880
Telecommunications total revenues	1,347,298	1,304,466	(42,832)	(3.2)%	1,795,202

Supplementary business total revenues	97,531	104,564	7,033	7.2%	156,313

Total operating revenues	1,444,829	1,409,030	(35,798)	(2.5)%	1,951,515

*	Partial listing only

5. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

		Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Year ended March 31, 2007
I	Cash flows from operating activities:

	Income before income taxes	59,054	111,942	52,887	87,704
	Depreciation and amortization	334,677	325,345	(9,331)	455,156
	Loss on disposal of property, plant and equipment	14,366	12,781	(1,585)	20,291
	Gain on the transfer of substitutional portion of NTT Kosei-Nenkin-Kikin	—	(137,255)	(137,255)	—
	Non-recurring depreciation of fixed assets	—	60,121	60,121	—
	Increase (decrease) in liability for employees’ retirement benefits	(33,609)	(29,824)	3,785	(84,752)
	(Increase) decrease in accounts receivable	(18,380)	38,222	56,603	(38,706)
	(Increase) decrease in inventories	2,570	1,904	(666)	6,516
	Increase (decrease) in accounts payable and accrued expenses	(124,754)	(103,820)	20,934	(16,259)
	(Increase) decrease in accounts consumption tax receivable	2,805	—	(2,805)	2,805
	Increase (decrease) in accrued consumption tax	3,912	2,839	(1,073)	2,896
	Other	(38,325)	5,665	43,990	(93,665)

	Sub-total	202,317	287,921	85,603	341,987
	Interest and dividends received	19,984	7,102	(12,882)	23,986
	Interest paid	(13,392)	(14,746)	(1,354)	(18,211)
	Income taxes received (paid)	(12,036)	29,860	41,896	(12,836)

	Net cash provided by (used in) operating activities	196,873	310,137	113,263	334,926

II	Cash flows from investing activities:

	Payments for property, plant and equipment	(332,084)	(262,758)	69,325	(416,277)
	Proceeds from sale of property, plant and equipment	15,249	19,253	4,003	59,396
	Payments for purchase of investment securities	(2,952)	(149)	2,802	(6,452)
	Proceeds from sale of investment securities	348	100	(248)	3,147
	Other	(921)	384	1,306	(355)

	Net cash provided by (used in) investing activities	(320,359)	(243,169)	77,190	(360,541)

III	Cash flows from financing activities:

	Proceeds from issuance of long-term debt	170,000	64,000	(106,000)	229,250
	Payments for settlement of long-term debt	(99,650)	(86,511)	13,138	(193,746)
	Net increase (decrease) in short-term borrowings	55,000	(5,000)	(60,000)	(15,000)
	Dividends paid	(31,200)	(31,200)	—	(31,200)

	Net cash provided by (used in) financing activities	94,149	(58,711)	(152,861)	(10,696)

IV	Net increase (decrease) in cash and cash equivalents	(29,336)	8,256	37,592	(36,312)

V	Cash and cash equivalents at beginning of period	100,556	64,244	(36,312)	100,556

VI	Cash and cash equivalents at end of period	71,220	72,501	1,280	64,244

February 4, 2008

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2007

TOKYO, JAPAN — NTT Communications (NTT Com) announced today its fiscal results for the nine months ended December 31, 2007. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Non-Consolidated Statements of Changes in Shareholders' Equity and Other Net Assets

IV.	Business Results (Non-Consolidated Operating Revenues)

V.	Non-Consolidated Comparative Statements of Cash Flows

#     #     #

About NTT Com

NTT Communications Corporation (NTT Com) provides information and communications technology (ICT) solutions worldwide with dedicated professionals stationed in 21 countries. Renowned as an IPv6 technology pioneer and managed service expert, NTT Com offers diverse high-quality IP, Web-based, and managed network solutions combining network management, security, ubiquitous, Web portals/engines, and global services. Its world-class Tier 1 Internet backbone and secure closed networks with over 98,000 MPLS ports, combined with the networks of partner companies around the world, connect more than 200 countries. The company earned non-consolidated revenues exceeding one trillion yen (about US$10 billion) in fiscal 2006 ended March 31, 2007. NTT Com started as a long-distance phone company in 1999 after the reorganization of the NTT Group, and is the wholly-owned subsidiary of NTT, one of the world's largest telecommunications companies. NTT is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, London and New York stock exchanges. Please visit http://www.ntt.com

For more information

(Mr.) Takaaki Mitani or (Mr.) Toru Maruta

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Email: infoaf@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	March 31, 2007	December 31, 2007	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets-telecommunications businesses
Property, plant and equipment	462,233	434,273	(27,960)
Machinery and equipment	154,415	141,261	(13,154)
Antenna facilities	2,271	2,027	(244)
Terminal equipment	2,333	1,834	(498)
Local line facilities	818	733	(84)
Long-distance line facilities	11,040	10,343	(696)
Engineering facilities	70,854	62,559	(8,295)
Submarine line facilities	5,646	6,989	1,342
Buildings	127,325	121,484	(5,840)
Construction in progress	9,206	12,902	3,696
Other	78,322	74,137	(4,185)
Intangible fixed assets	135,041	114,303	(20,737)
Total fixed assets-telecommunications businesses	597,274	548,576	(48,698)
Investments and other assets
Investment securities	131,813	171,434	39,620
Investments in subsidiaries and affiliated companies	104,375	83,168	(21,207)
Long-term loans receivable to subsidiaries	63,903	51,822	(12,080)
Deferred income taxes	147,462	136,739	(10,723)
Other investments and assets	23,867	29,835	5,967
Allowance for doubtful accounts	(772)	(597)	175
Total investments and other assets	470,650	472,402	1,752
Total fixed assets	1,067,925	1,020,979	(46,945)

Current assets:
Cash and bank deposits	30,384	24,379	(6,004)
Notes receivable	44	14	(30)
Accounts receivable, trade	213,299	201,567	(11,731)
Supplies	8,044	8,498	453
Subsidiary deposits	45,827	31,387	(14,439)
Other current assets	48,619	53,544	4,925
Allowance for doubtful accounts	(1,686)	(1,409)	276
Total current assets	344,533	317,983	(26,550)

TOTAL ASSETS	1,412,459	1,338,963	(73,495)

(Millions of yen)

	March 31, 2007	December 31, 2007		Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	464,286	360,645		(103,640)
Liability for employees’ retirement benefits	82,555	71,510		(11,044)
Reserve for point services	—	2,232		2,232
Other long-term liabilities	12,332	11,684		(647)
Total long-term liabilities	559,174	446,073		(113,100)

Current liabilities:
Current portion of long-term borrowings from parent company	122,345	123,646		1,301
Accounts payable, trade	47,894	33,596		(14,298)
Accounts payable, other	174,472	157,546		(16,926)
Accrued taxes on income	1,268	15,829	*	14,561
Allowance for losses on construction contracts	85	62		(22)
Other current liabilities	24,215	21,254		(2,960)
Total current liabilities	370,282	351,936		(18,346)

TOTAL LIABILITIES	929,456	798,009		(131,446)

NET ASSETS
Shareholders’ equity

Common stock	211,763	211,763		—

Capital surplus
Additional paid-in capital	131,615	131,615		—
Total capital surplus	131,615	131,615		—

Earned surplus
Other earned surplus	85,520	125,701		40,180
Accumulated earned surplus	85,520	125,701		40,180
Total earned surplus	85,520	125,701		40,180
Total shareholders’ equity	428,899	469,080		40,180

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	54,103	71,873		17,769
Total unrealized gains (losses), translation adjustments, and others	54,103	71,873		17,769

TOTAL NET ASSETS	483,002	540,953		57,950

TOTAL LIABILITIES AND NET ASSETS	1,412,459	1,338,963		(73,495)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2006		Nine months ended December 31, 2007		Increase (Decrease)	Year ended March 31, 2007
Telecommunications businesses
Operating revenues	743,908		732,461		(11,446)	988,373
Operating expenses	685,142		646,349		(38,792)	917,851
Operating income from telecommunications businesses	58,765		86,111		27,345	70,522
Supplementary businesses
Operating revenues	94,469		114,436		19,967	157,123
Operating expenses	91,155		108,764		17,608	150,297
Operating income from supplementary businesses	3,313		5,672		2,359	6,825
Operating income	62,079		91,784		29,704	77,348

Non-operating revenues:	23,695		26,634		2,939	29,588
Interest income	3,384		1,135		(2,248)	3,990
Dividends received	5,171		8,230		3,059	5,295
Lease and rental income	12,916		12,827		(89)	17,606
Miscellaneous income	2,222		4,440		2,218	2,696

Non-operating expenses:	20,417		17,832		(2,585)	29,112
Interest expenses	11,263		6,876		(4,386)	14,148
Lease and rental expenses	6,107		8,406		2,298	9,120
Miscellaneous expenses	3,046		2,548		(497)	5,844
Recurring profit	65,357		100,586		35,229	77,824

Special profits	5,728		12,045		6,317	11,349
Special losses	6,939		16,068		9,129	28,484
Income before income taxes	64,146		96,563		32,417	60,689
Corporation, inhabitant, and enterprise taxes	28,777	*	47,382	*	18,604	27,854
Deferred tax expenses (benefits)	—	*	—	*	—	2,477
Net income	35,368		49,181		13,813	30,356

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

[	Year ended March 31, 2007	]

(Millions of yen)

	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	211,650	119,149	119,149	63,925	63,925	394,724	34,531	34,531	429,256
Net change during the annual period
Issuance of stock	113	12,466	12,466			12,580			12,580
Cash dividends*				(8,700)	(8,700)	(8,700)			(8,700)
Bonuses paid to directors and corporate auditors*				(62)	(62)	(62)			(62)
Net income				30,356	30,356	30,356			30,356
Others, net							19,571	19,571	19,571

Total net change during the annual period	113	12,466	12,466	21,594	21,594	34,174	19,571	19,571	53,746

March 31, 2007	211,763	131,615	131,615	85,520	85,520	428,899	54,103	54,103	483,002

(*)    Items approved in the shareholders’ meeting held in June 2006

[	Nine months ended December 31, 2007	]

(Millions of yen)

	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2007	211,763	131,615	131,615	85,520	85,520	428,899	54,103	54,103	483,002
Net change in this nine-month period
Cash dividends				(9,000)	(9,000)	(9,000)			(9,000)
Net income				49,181	49,181	49,181			49,181
Others, net							17,769	17,769	17,769

Total net change in this nine-month period	—	—	—	40,180	40,180	40,180	17,769	17,769	57,950

December 31, 2007	211,763	131,615	131,615	125,701	125,701	469,080	71,873	71,873	540,953

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2007
Voice transmission services revenues (excluding IP services revenues)	351,337	341,505	(9,831)	(2.8)%	462,926
IP services revenues	238,815	248,806	9,991	4.2%	319,747
Open computer network services revenues*	106,105	110,428	4,322	4.1%	142,216
IP-Virtual private network services revenues*	50,768	52,406	1,638	3.2%	67,832
Wide-Area Ethernet services revenues*	37,535	38,466	930	2.5%	50,256
Data communications revenues (excluding IP services revenues)	121,400	112,304	(9,095)	(7.5)%	160,920
Leased circuit services revenues*	82,049	77,523	(4,526)	(5.5)%	109,361
Solution services revenues	100,515	122,700	22,184	22.1%	165,860
Others	26,309	21,580	(4,728)	(18.0)%	36,042

Total operating revenues	838,377	846,897	8,520	1.0%	1,145,497

*	Partial listing only

V. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

		Nine months ended December 31, 2006	Nine months ended December 31, 2007	Increase (Decrease)	Year ended March 31, 2007
I .	Cash flows from operating activities:

	Income before income taxes	64,146	96,563	32,417	60,689
	Depreciation and amortization	96,911	91,537	(5,373)	129,134
	Loss on disposal of property, plant and equipment	6,006	8,587	2,581	10,540
	Increase (decrease) in allowance for doubtful accounts	(108)	(451)	(343)	187
	Increase (decrease) in liability for employees’ retirement benefits	10,047	(11,044)	(21,091)	9,771
	Write-off of investments in affiliated companies	6,939	2,320	(4,618)	25,725
	(Increase) decrease in accounts receivable	(19,130)	26,247	45,377	(43,257)
	(Increase) decrease in inventories	(539)	(453)	86	576
	Increase (decrease) in accounts payable and accrued expenses	(2,637)	(33,661)	(31,023)	24,807
	Increase (decrease) in accrued consumption tax	3,082	(1,210)	(4,292)	4,474
	Other	(7,861)	(3,580)	4,281	(1,793)

	Sub-total	156,854	174,854	18,000	220,855
	Interest and dividends received	9,535	9,913	378	9,755
	Interest paid	(12,950)	(8,048)	4,902	(15,190)
	Income taxes received (paid)	86,856	(27,783)	(114,640)	86,847

	Net cash provided by (used in) operating activities	240,294	148,936	(91,358)	302,267

II .	Cash flows from investing activities:

	Payments for property, plant and equipment	(73,687)	(61,518)	12,168	(105,132)
	Proceeds from sale of property, plant and equipment	938	8,861	7,922	2,038
	Payments for purchase of investment securities	(13,260)	(6,703)	6,556	(16,504)
	Proceeds from sale of investment securities	11,315	6,382	(4,933)	11,509
	Payments for long-term loans	(2,304)	(11,407)	(9,103)	(2,304)
	Proceeds from long-term loans receivable	112	13,821	13,708	112
	Other	(2,515)	(6,164)	(3,649)	(1,816)

	Net cash provided by (used in) investing activities	(79,400)	(56,729)	22,670	(112,097)

III.	Cash flows from financing activities:

	Proceeds from issuance of long-term debt	2,304	—	(2,304)	2,304
	Payments for settlement of long-term debt	(123,494)	(103,615)	19,879	(180,367)
	Dividends paid	(8,700)	(9,000)	(300)	(8,700)

	Net cash provided by (used in) financing activities	(129,889)	(112,615)	17,274	(186,762)

IV .	Effect of exchange rate changes on cash and cash equivalents	15	(33)	(49)	12

V .	Net increase (decrease) in cash and cash equivalents	31,019	(20,443)	(51,463)	3,419
VI .	Cash and cash equivalents at beginning of period	72,791	76,211	3,419	72,791

VII .	Cash and cash equivalents at end of period	103,810	55,767	(48,043)	76,211

February 4, 2008

Nippon Telegraph and Telephone Corporation

Supplementary Data for

The Nine Months Ended December 31, 2007

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

1. Number of Subscribers

	(Thousands)
	A	B	C		D		E
	As of Mar. 31, 2007	As of Jun. 30, 2007	As of Sep. 30, 2007	As of Dec. 31, 2007			As of Mar. 31, 2008 (Forecast)
					E Change	Progress		F Change
					D-A	F/G		D-A
Telephone Subscriber Line	43,343	42,399	41,488	40,577	(2,766)	63.4%	38,978	(4,365)
NTT East	21,392	20,928	20,478	20,036	(1,356)	60.5%	19,152	(2,240)
NTT West	21,951	21,471	21,010	20,541	(1,410)	66.3%	19,825	(2,125)
INS-Net	7,152	6,951	6,774	6,603	(549)	62.4%	6,273	(879)
NTT East	3,726	3,622	3,528	3,438	(288)	62.6%	3,266	(460)
NTT West	3,426	3,330	3,246	3,165	(261)	62.2%	3,006	(419)
INS-Net 64	6,579	6,382	6,210	6,044	(535)	61.2%	5,705	(873)
NTT East	3,363	3,261	3,171	3,084	(279)	60.8%	2,904	(458)
NTT West	3,216	3,121	3,039	2,960	(256)	61.7%	2,801	(415)
INS-Net 1500	57	57	56	56	(1)	243.0%	57	(1)
NTT East	36	36	36	35	(1)	590.0%	36	(0)
NTT West	21	21	21	21	(0)	110.5%	21	(0)
Telephone Subscriber Line + INS-Net	50,495	49,350	48,262	47,180	(3,314)	63.2%	45,250	(5,245)
NTT East	25,118	24,550	24,006	23,474	(1,644)	60.9%	22,418	(2,700)
NTT West	25,376	24,800	24,256	23,706	(1,670)	65.6%	22,832	(2,545)
FLET’S ISDN	486	455	432	408	(79)	68.4%	371	(115)
NTT East	258	240	226	212	(46)	64.5%	186	(72)
NTT West	228	215	206	196	(32)	75.0%	185	(43)
FLET’S ADSL	5,323	5,193	5,043	4,864	(459)	51.0%	4,423	(900)
NTT East	2,782	2,702	2,616	2,520	(262)	43.7%	2,182	(600)
NTT West	2,541	2,492	2,427	2,344	(196)	65.5%	2,241	(300)
B FLET’S	6,076	6,782	7,424	8,096	2,020	59.4%	9,476	3,400
NTT East	3,399	3,833	4,210	4,581	1,182	59.1%	5,399	2,000
NTT West	2,677	2,949	3,215	3,515	838	59.8%	4,077	1,400
Optical IP Phone Services (“Hikari Phone”)	3,174	3,793	4,388	5,032	1,858	59.9%	6,274	3,100
NTT East	1,705	2,051	2,375	2,707	1,002	55.7%	3,505	1,800
NTT West	1,469	1,742	2,014	2,324	856	65.8%	2,769	1,300
Conventional Leased Circuit	381	368	362	355	(26)	64.0%	340	(41)
NTT East	193	186	183	179	(14)	63.2%	171	(22)
NTT West	188	182	180	176	(12)	64.9%	169	(19)
High Speed Digital	268	260	253	246	(21)	81.4%	242	(26)
NTT East	148	144	139	135	(13)	89.6%	133	(15)
NTT West	120	116	114	112	(8)	70.5%	108	(11)
NTT Group Major ISPs	8,745	9,063	9,364	9,591	845	88.6%	9,700	955
OCN*	6,091	6,350	6,575	6,698	607	75.0%	6,900	809
Plala*	2,329	2,386	2,459	2,557	228	133.7%	2,500	171
Cellular	52,621	52,846	52,942	53,151	529	62.0%	53,480	850
FOMA*	35,529	37,854	40,043	42,078	6,548	77.5%	43,980	8,450
i-mode	47,574	47,725	47,759	47,831	257	43.2%	48,170	590
FOMA*	34,052	36,089	37,972	39,654	5,602	—	—	—
PHS	453	374	310	155	(298)	—	—	—

Notes:	1	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	2	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3	No. of B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

	4	No. of Optical IP Phone Services is calculated by No. of thousand channels.

	5	NTT Group Major ISPs includes WAKWAK, InfoSphere, in addition to OCN and Plala.

	6	No. of communication module service subscribers is included in the No. of Cellular subscribers. Communication module service subscribers were 1,360,000 as of Dec. 31, 2007, and are forecasted to be 1,390,000 as of Mar. 31, 2008.

	7	Changes in No. of Cellular ( FOMA* is included) and i-mode subscribers as of Mar 31. 2008 are forecasted net-increase.

	8	Forecasts for the year ending March 31, 2008 have never been changed from those announced in the interim results.

* Partial listing only.

2. Number of Employees

	(Person)
	A As of Dec. 31, 2006	B As of Dec. 31, 2007		C As of Mar. 31, 2008 (Forecast)
			Change
			B-A
NTT Consolidated	211,100	209,050	(2,050)	194,500
Core Group Companies
NTT (Holding)	2,900	2,900	0	2,900
NTT East	6,750	6,050	(700)	5,700
NTT West	5,950	6,000	50	5,750
NTT Communications	8,900	8,650	(250)	8,650
NTT DATA (Consolidated)	23,000	24,950	1,950	24,250
NTT DoCoMo (Consolidated)	22,350	22,050	(300)	21,300
(Reference) “Outsourcing Companies”
East Outsourcing Companies	45,450	41,600	(3,850)	37,750
West Outsourcing Companies	55,400	52,400	(3,000)	47,950

Notes :	1	Figures for NTT Consolidated do not include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of the next fiscal year.

	2	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies and companies in the administrative field, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies and companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of next fiscal year, as described below:

- As of Mar. 31, 2008 (Forecast) (East Outsourcing Companies : 1,200 employees; West Outsourcing Companies : 1,600 employees)

	3	Upon establishment of NTT EAST SOLUTIONS, 550 employees from each of NTT East and East Outsourcing Companies moved to NTT EAST SOLUTIONS as of Oct.1, 2007.

	4	Forecasts for the year ending March 31, 2008 have never been changed from those announced in the interim results.

3. Capital Investment

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2006	B Nine Months Ended Dec. 31, 2007			C Year Ending Mar. 31, 2008 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	1,593.5	1,383.3	(210.2)	66.2%	2,090.0
Core Group Companies
NTT (Holding)	37.8	33.8	(4.0)	66.3%	51.0
NTT East	296.7	309.6	12.8	70.4%	440.0
NTT West	318.8	252.8	(65.9)	60.9%	415.0
NTT Communications	63.8	54.5	(9.2)	49.6%	110.0
NTT DATA (Consolidated)	101.3	116.7	15.4	73.9%	158.0
NTT DoCoMo (Consolidated)	679.3	488.2	(191.1)	64.4%	758.0

Note :	Forecasts for the year ending March 31, 2008 have never been changed from those announced in the interim results.

4. Financial Results and Projections (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2006	B Nine Months Ended Dec. 31, 2007			C Year Ending Mar. 31, 2008 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	7,930.1	7,844.2	(85.9)	74.0%	10,600.0
Fixed Voice Related Services	2,350.1	2,158.0	(192.1)	—	—
Mobile Voice Related Services	2,291.6	2,101.8	(189.7)	—	—
IP/Packet Communications Services	1,653.9	1,896.1	242.2	—	—
Sales of Telecommunications Equipment	427.5	438.6	11.1	—	—
System Integration	719.7	745.0	25.3	—	—
Other	487.3	504.7	17.3	—	—
Operating Expenses	6,963.4	6,969.9	6.5	75.1%	9,280.0
Cost of Services (exclusive of items shown separately below)	1,674.2	1,727.2	53.0	—	—
Cost of equipment sold (exclusive of items shown separately below)	973.4	950.8	(22.7)	—	—
Cost of systems integration (exclusive of items shown separately below)	460.8	469.9	9.0	—	—
Depreciation and amortization	1,550.4	1,588.5	38.1	—	—
Impairment loss	1.3	1.4	0.1	—	—
Selling, general and administrative expenses	2,299.4	2,229.4	(70.1)	—	—
Write-down of goodwill and other intangible assets	3.8	2.9	(0.9)	—	—
Operating Income	966.7	874.4	(92.4)	66.2%	1,320.0
Income before Income Taxes	968.5	884.7	(83.8)	67.0%	1,320.0
Net Income	410.1	320.9	(89.3)	60.5%	530.0
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	1,453.0	1,470.4	17.5	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	3,663.6	3,605.6	(58.1)	—	—
Loss on disposal of property, plant and equipment	122.6	130.3	7.6	—	—
Other expenses	168.7	170.9	2.2	—	—
Total	5,407.9	5,377.2	(30.8)	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	318.4	333.0	14.5	87.4%	381.0
Operating Expenses	108.1	113.4	5.2	65.6%	173.0
Operating Income	210.2	219.5	9.3	105.6%	208.0
Non-Operating Revenues	46.1	43.8	(2.2)	70.8%	62.0
Non-Operating Expenses	40.9	38.3	(2.6)	67.3%	57.0
Recurring Profit	215.3	225.0	9.6	105.7%	213.0
Net Income	208.3	220.0	11.6	106.3%	207.0

Note :	Forecasts for the year ending March 31, 2008 have never been changed from those announced in the interim results.

4. Financial Results and Projections (NTT East, NTT West)
	(Billions of yen)
	A Nine Months Ended Dec. 31, 2006	B Nine Months Ended Dec. 31, 2007			C Year Ending Mar. 31, 2008 (Forecast)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	1,531.2	1,480.4	(50.8)	74.0%	2,000.0
Voice Transmission Services (excluding IP)	883.1	785.9	(97.2)	76.5%	1,028.0
IP Services	259.0	336.5	77.5	70.4%	478.0
Leased Circuit (excluding IP)	144.0	136.1	(7.9)	75.6%	180.0
Telegraph	18.3	18.0	(0.2)	82.1%	22.0
Others	124.7	118.9	(5.8)	69.8%	292.0
Supplementary Business	101.9	84.9	(17.0)
Operating Expenses	1,473.2	1,432.0	(41.1)	72.7%	1,970.0
Personnel	93.3	83.3	(9.9)	72.5%	115.0
Cost of services and equipment sold, and selling, general and administrative expenses	981.1	953.5	(27.6)	72.3%	1,319.0
Depreciation and amortization	313.0	315.6	2.6	75.2%	420.0
Loss on disposal of property, plant and equipment	27.8	22.3	(5.4)	54.6%	41.0
Taxes and public dues	57.7	56.9	(0.7)	76.0%	75.0
Operating Income	58.0	48.4	(9.6)	161.6%	30.0
Non-Operating Revenues	56.1	47.7	(8.4)	85.3%	56.0
Non-Operating Expenses	26.4	31.0	4.5	86.4%	36.0
Recurring Profit	87.7	65.1	(22.6)	130.3%	50.0
Net Income	61.3	86.2	24.8	121.4%	71.0
NTT West (JPN GAAP)
Operating Revenues	1,444.8	1,409.0	(35.7)	73.5%	1,918.0
Voice Transmission Services (excluding IP)	867.9	774.0	(93.8)	76.0%	1,018.0
IP Services	219.9	282.5	62.6	70.6%	400.0
Leased Circuit (excluding IP)	124.1	118.5	(5.5)	74.6%	159.0
Telegraph	20.4	19.9	(0.4)	76.8%	26.0
Others	114.8	109.3	(5.5)	67.9%	315.0
Supplementary Business	97.5	104.5	7.0
Operating Expenses	1,418.3	1,386.1	(32.2)	72.4%	1,915.0
Personnel	97.0	78.8	(18.2)	73.7%	107.0
Cost of services and equipment sold, and selling, general and administrative expenses	908.6	905.5	(3.1)	72.0%	1,257.0
Depreciation and amortization	328.8	319.3	(9.5)	74.1%	431.0
Loss on disposal of property, plant and equipment	29.7	28.1	(1.6)	57.4%	49.0
Taxes and public dues	53.9	54.2	0.2	76.4%	71.0
Operating Income	26.4	22.9	(3.5)	764.2%	3.0
Non-Operating Revenues	59.6	44.5	(15.1)	70.7%	63.0
Non-Operating Expenses	29.4	31.2	1.8	67.9%	46.0
Recurring Profit	56.7	36.2	(20.5)	181.1%	20.0
Net Income	42.8	5.3	(37.5)	—	(30.0)

Notes :	1	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the nine months ended Dec. 31, 2007 include monthly charges, call charges and interconnection charges of 514.5 billion yen, 95.4 billion yen and 111.6 billion yen for NTT East, and 504.2 billion yen, 90.0 billion yen and 118.7 billion yen for NTT West, respectively.

	2	Operating Revenues from IP services of NTT East and NTT West for the nine months ended Dec. 31, 2007 include B FLET’S and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 150.7 billion yen and 38.8 billion yen for NTT East, and 121.8 billion yen and 28.8 billion yen for NTT West, respectively.

		– B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

	3	Forecasts for the year ending March 31, 2008 have never been changed from those announced in the interim results.

4. Financial Results and Projections (NTT Communications, NTT DATA, NTT DoCoMo)
	(Billions of yen)
	A Nine Months Ended Dec. 31, 2006	B Nine Months Ended Dec. 31, 2007			C Year Ending Mar. 31, 2008 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	838.3	846.8	8.5	73.9%	1,146.0
Voice Transmission Services (excluding IP)	351.3	341.5	(9.8)	76.1%	449.0
IP Services	238.8	248.8	9.9	75.4%	330.0
Data Transmission Services (excluding IP)	121.4	112.3	(9.0)	78.0%	144.0
Leased Circuit*	82.0	77.5	(4.5)	77.5%	100.0
Solutions Business	100.5	122.7	22.1	63.2%	194.0
Others	26.3	21.5	(4.7)	74.4%	29.0
Operating Expenses	776.2	755.1	(21.1)	72.2%	1,046.0
Personnel	67.5	69.5	1.9	74.0%	94.0
Cost of services and equipment sold, and selling, general and administrative expenses	358.3	345.4	(12.8)	71.2%	809.0
Communication Network Charges	238.7	230.2	(8.5)
Depreciation and amortization	95.1	89.0	(6.1)	76.1%	117.0
Loss on disposal of property, plant and equipment	7.7	11.8	4.0	84.4%	14.0
Taxes and public dues	8.7	9.0	0.2	75.6%	12.0
Operating Income	62.0	91.7	29.7	91.8%	100.0
Non-Operating Revenues	23.6	26.6	2.9	83.2%	32.0
Non-Operating Expenses	20.4	17.8	(2.5)	66.0%	27.0
Recurring Profit	65.3	100.5	35.2	95.8%	105.0
Net Income	35.3	49.1	13.8	89.4%	55.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	697.1	714.5	17.3	66.2%	1,080.0
Systems Integration Business	544.5	546.0	1.4	63.5%	860.0
Network System Business	50.2	55.4	5.2	78.2%	71.0
Others	165.1	186.6	21.4	77.1%	242.0
Elimination or corporate	(62.8)	(73.6)	(10.8)	79.2%	(93.0)
Cost of Sales	514.9	530.8	15.9	65.4%	812.0
Gross Profit	182.2	183.6	1.4	68.5%	268.0
Selling and General Expense	118.3	117.2	(1.0)	67.8%	173.0
Operating Income	63.8	66.3	2.5	69.9%	95.0
Non-Operating Income (loss)	(2.8)	(0.6)	2.1	17.1%	(4.0)
Recurring Profit	61.0	65.6	4.6	72.2%	91.0
Net Income	37.1	38.3	1.1	75.2%	51.0
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	3,597.0	3,522.0	(75.0)	75.5%	4,667.0
Wireless Services	3,248.8	3,158.7	(90.1)	75.4%	4,190.0
Cellular Services	3,157.6	3,060.5	(97.1)	75.4%	4,060.0
Voice	2,238.5	2,041.6	(196.9)	76.3%	2,676.0
Packet Communications	919.1	1,018.9	99.8	73.6%	1,384.0
PHS	18.4	9.4	(9.0)	103.9%	9.0
Others	72.8	88.9	16.1	73.5%	121.0
Equipment sales	348.3	363.3	15.1	76.2%	477.0
Operating Expenses	2,920.1	2,897.0	(23.1)	74.5%	3,887.0
Personnel	188.8	186.7	(2.1)	82.6%	226.0
Cost of services and equipment sold, and selling, general and administrative expenses	1,860.4	1,815.6	(44.8)	74.6%	2,435.0
Depreciation and amortization	537.4	558.0	20.6	72.3%	772.0
Loss on disposal of property, plant and equipment	35.5	43.5	8.0	63.0%	69.0
Communication Network Charges	270.7	264.1	(6.6)	76.3%	346.0
Taxes and public dues	27.4	29.2	1.8	74.8%	39.0
Operating Income	676.9	625.0	(51.9)	80.1%	780.0
Non-Operating Income (loss)	3.8	3.7	(0.1)	74.4%	5.0
Income before Tax	680.7	628.7	(52.0)	80.1%	785.0
Net Income	403.7	376.5	(27.2)	79.1%	476.0

Notes:	1	Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the nine months ended Dec. 31, 2007 include revenues from telephone subscriber lines (185.3 billion yen). Operating Revenues from IP services include revenues from OCN (110.4 billion yen), IP-VPN (52.4 billion yen) and e-VLAN (38.4 billion yen). Operating Revenue from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (10.5 billion yen) and Operating Revenues from Leased Circuit include conventional leased circuits (5.7 billion yen) and high-speed digital (34.8 billion yen).

	2	Forecasts for the year ending March 31, 2008 have never been changed from those announced in the interim results.

		* Partial listing only.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per telephone user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and B FLET’S, by the No. of active subscribers to the relevant services.

In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	1st Quarter Ended Jun. 30, 2007 (From Apr. to Jun., 2007	2nd Quarter Ended Sept. 30, 2007 (From Jul. to Sept., 2007)	3rd Quarter Ended Dec. 31, 2007 (From Oct. to Dec., 2007)	Nine months Ended Dec. 31, 2006 (From Apr. to Dec., 2006)	Nine months Ended Dec. 31, 2007 (From Apr. to Dec., 2007)	Year Ended Mar. 31, 2007	Year Ending Mar. 31, 2008 (forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	3,120	3,120	3,120	3,180	3,120	3,170	3,120
Telephone Subscriber Lines ARPU	2,730	2,720	2,730	2,770	2,730	2,760	2,730
INS-NET Subscriber Lines ARPU	5,410	5,390	5,420	5,490	5,410	5,470	5,380
B FLET’S ARPU	5,060	5,260	5,390	4,990	5,250	5,050	5,290
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,970	2,970	2,970	3,030	2,970	3,020	2,970
Telephone Subscriber Lines ARPU	2,620	2,620	2,620	2,670	2,620	2,660	2,620
INS-NET Subscriber Lines ARPU	5,240	5,220	5,240	5,330	5,240	5,310	5,220
B FLET’S ARPU	5,350	5,440	5,500	5,060	5,430	5,120	5,480
NTT DoCoMo Cellular
Aggregate ARPU (FOMA+mova)	6,560	6,550	6,290	6,760	6,470	6,700	6,430
Voice ARPU (FOMA+mova)	4,440	4,340	4,090	4,780	4,290	4,690	4,210
Packet ARPU (FOMA+mova)	2,120	2,210	2,200	1,980	2,180	2,010	2,220
i-mode ARPU (FOMA+ mova)*	2,090	2,180	2,170	1,970	2,150	1,990	2,190
ARPU generated purely from i-mode (FOMA+mova)	2,270	2,360	2,350	2,140	2,330	2,160	2,370
Cellular Aggregate ARPU (FOMA)	7,370	7,270	6,870	8,000	7,160	7,860	7,070
Voice ARPU (FOMA)	4,710	4,570	4,260	5,200	4,510	5,070	4,400
Packet ARPU (FOMA)	2,660	2,700	2,610	2,800	2,650	2,790	2,670
i-mode ARPU (FOMA)*	2,630	2,660	2,580	2,770	2,620	2,750	2,630
ARPU generated purely from i-mode (FOMA)	2,730	2,770	2,690	2,850	2,730	2,830	2,740
Cellular Aggregate ARPU (mova)	4,600	4,440	4,200	5,300	4,440	5,180	4,360
Voice ARPU (mova)	3,800	3,660	3,490	4,280	3,670	4,190	3,600
i-mode ARPU (mova)	800	780	710	1,020	770	990	760
ARPU generated purely from i-mode (mova)	970	960	890	1,190	950	1,160	940

*	Partial listing only.

Notes:	1	We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.

•      Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenue from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET'S ADSL and FLET'S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•      B FLET’S ARPU: Calculated based on revenues from B FLET'S and revenues from monthly charges, call charges and connection device charges for Hikari Phone, both of which are included in operating revenues from IP Services.

– B FLET’S includes FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT West.

	2	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and B FLET’S ARPU.

	3	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, No. of subscribers is determined using the No. of lines for each service.

	4	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	5	For purposes of calculating B FLET’S ARPU, No. of subscribers is determined based on the No. of B FLET'S subscribers, including FLET’S Hikari Premium and FLET'S Hikari Mytown provided by NTT West.

	6	We compute ARPU for our cellular business using 3 aggregate measures.

• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

–       Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

–       Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

• Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

–       Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

	7	We show ARPU for our i-mode using two aggregate measures.

– i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

– ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

	8	Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.

	9	No. of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

– 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

– 2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.

– 3Q Results: Sum of No. of active subscribers** for each month from Oct. to Dec.

– Nine Months Results: Sum of No. of active subscribers** for each month from Apr. to Dec.

– FY Results : Sum of No. of active subscribers** for each month from Apr. to Mar.

–       FY Forecast: Sum of the actual No. of active subscribers** for each month from Apr. to Sept. and the average expected active No. of subscribers during the second half of the fiscal year ((No. of subscribers at end of Sept. +No. of expected subscribers at end of the following Mar.)/2)x6

	10	No. of active subscribers used in the ARPU calculation of NTT DoCoMo are as below.

– 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

– 2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.

– 3Q Results: Sum of No. of active subscribers** for each month from Oct. to Dec.

– Nine Months Results: Sum of No. of active subscribers** for each month from Apr. to Dec.

– FY Results/FY Forecast : Sum of No. of active subscribers** for each month from Apr. to Mar.

**active subscribers = (No. of subscribers at end of previous month + No. of expected subscribers at end of the current month)/2

	11	Forecasts for the year ending March 31, 2008 have never been changed from those announced in the interim results.

6. Interest-Bearing Liabilities (Consolidated)
	(Billions of yen)
	As of Mar. 31, 2007	As of Dec. 31, 2007	As of Mar. 31, 2008 (Forecast)
Interest-Bearing Liabilities	4,770.8	4,632.6	4,700.0

Note: Forecasts for the year ending March 31, 2008 have never been changed from those announced in the interim results.

7. Indices (Consolidated)

	Year Ended Mar. 31, 2007	Nine Months Ended Dec. 31, 2007	Year Ending Mar. 31, 2008 (Forecast)
Operating Income	1,107.0 billion yen	874.4 billion yen	1,320.0 billion yen
EBITDA Margin	31.0%	32.5%	34.3%
Operating FCF	1,103.7 billion yen	1,165.6 billion yen	1,550.0 billion yen
ROCE	5.4%	— %	6.4%

Notes :	1	Forecasts for the year ending March 31, 2008 have never been changed from those announced in the interim results.

	2	The reconciliation of Indices are as follows.

	Year Ended Mar. 31, 2007	Nine Months Ended Dec. 31, 2007	Year Ending Mar. 31, 2008 (Forecast)
EBITDA Margin [(c/d)X100]	31.0%	32.5%	34.3%
a Operating Income	1,107.0 billion yen	874.4 billion yen	1,320.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,233.5 billion yen	1,674.5 billion yen	2,320.0 billion yen
c EBITDA (a+b)	3,340.5 billion yen	2,548.9 billion yen	3,640.0 billion yen
d Operating Revenues	10,760.6 billion yen	7,844.2 billion yen	10,600.0 billion yen
Operating FCF [(c-d)]	1,103.7 billion yen	1,165.6 billion yen	1,550.0 billion yen
a Operating Income	1,107.0 billion yen	874.4 billion yen	1,320.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,233.5 billion yen	1,674.5 billion yen	2,320.0 billion yen
c EBITDA (a+b)	3,340.5 billion yen	2,548.9 billion yen	3,640.0 billion yen
d Capital Investment	2,236.9 billion yen	1,383.3 billion yen	2,090.0 billion yen
ROCE [(b/c)X100]	5.4%	—	6.4%
a Operating Income	1,107.0 billion yen	—	1,320.0 billion yen
(NormalStatutory Tax Rate)	41%	—	41%
b Operating Income X(1-Normal Statutory Tax Rate)	654.0 billion yen	—	778.8 billion yen
c Operating Capital Employed	12,009.6 billion yen	—	12,114.7 billion yen

Note:	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2007	Nine Months Ended Dec. 31, 2007
NTT Consolidated Capital Investment	2,236.9	1,383.3
Payments for property, plant and equipment	1,608.5	1,035.4
Acquisition of intangible and other assets	619.9	473.0
Other differences	8.5	(125.1)